Exhibit 99.1

Intercorp Financial Services Inc.

First Quarter 2024 Earnings

Lima, Peru, May 13, 2024. Intercorp Financial Services Inc. (Lima Stock Exchange/NYSE: IFS) announced today its unaudited results for the first quarter 2024. These results are reported on a consolidated basis under IFRS in nominal Peruvian soles.

Intercorp Financial Services: 1Q24 earnings impacted by investment results and still high CoR

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Banking results partially compensate extraordinary impacts on insurance
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Revenue growth of 2% YoY and an ROE of 5.6% for the quarter
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Customer base growth continues across businesses
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Tight management of costs reflected in solid efficiency levels

Banking: Gradual improvement of CoR translates into better results for IBK

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Growth in lower-risk products and segments, due to tightening of credit standards
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Increasing market share relevance in targeted key products
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CoR still high at 4.7% but recovering from previous quarter
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Loan book boosted by Impulso MyPeru: S/ 965 disbursed by Interbank
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Better cost of funds amid lower market rates, although loan mix puts pressure on NIM

Insurance: 1Q24 results negatively impacted by non-recurrent events

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Negative non-recurring impacts in 1Q24.
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Market leader in annuities with a 31.3% share in 1Q24.
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For periods prior to 2023, a reconstruction of results appropriate to the first adoption of IFRS17 has been performed for comparative purposes.

Wealth Management: AUM growth and subtle recovery of investment portfolio

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Sequential recovery of fee income, as continued growth in AUM: 3.6% QoQ and 10.2% YoY.
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Significant QoQ decrease in other expenses driven by lower salaries and employee benefits and administrative expenses.
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Slight recovery of investment portfolio and more consistent results.

Payments: Resilient business activity

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Payments acquirer fees decreased 6.3% QoQ and increased 0.7% YoY.
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Number of affiliated merchants and transactional volumes continue to expand.
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Float to Interbank continues to increase.
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Share of e-commerce transactions within Izipay grew from 15.6% to 18.6% YoY.

Intercorp Financial Services

SUMMARY

Intercorp Financial Services’ net profit was S/ 141.1 million in 1Q24, a decrease of S/ 144.7 million QoQ, or 50.8%, and S/ 124.9 million YoY, or 47.1%. IFS’s annualized ROE was 5.6% in 1Q24, below the 11.6% reported in 4Q23 and the 11.5% registered in 1Q23.

Intercorp Financial Services’ P&L statement)

S/ million	1Q23	4Q23	1Q24	%chg QoQ	%chg YoY
Interest and similar income	1,658.0	1,805.0	1,800.2	-0.3%	8.6%
Interest and similar expenses	(584.6)	(681.5)	(667.0)	-2.1%	14.1%
Net interest and similar income	1,073.5	1,123.5	1,133.2	0.9%	5.6%
Impairment loss on loans, net of recoveries	(367.6)	(616.2)	(548.9)	-10.9%	49.3%
Recovery (loss) due to impairment of financial investments	(13.2)	0.8	(38.7)	n.m.	n.m.
Net interest and similar income after impairment loss	692.7	508.1	545.5	7.4%	-21.3%
Fee income from financial services, net	301.3	287.8	268.3	-6.8%	-11.0%
Other income	143.1	224.4	147.7	-34.2%	3.2%
Insurance results	(91.3)	(24.1)	(83.3)	n.m.	-8.7%
Other expenses	(680.1)	(691.2)	(690.3)	-0.1%	1.5%
Income before translation result and income tax	365.7	304.9	187.8	-38.4%	-48.7%
Translation result	5.6	18.4	(4.9)	n.m.	n.m.
Income tax	(104.4)	(37.2)	(41.7)	12.2%	-60.0%
Profit for the period	266.9	286.1	141.1	-50.7%	-47.1%
Attributable to IFS' shareholders	265.1	284.9	140.2	-50.8%	-47.1%
EPS	3.87	2.49	—
ROE	11.5%	11.6%	5.6%
ROA	1.2%	1.3%	0.6%
Efficiency ratio	37.1%	36.2%	37.3%

Quarter-on-quarter performance

Profits decreased S/ 144.7 million QoQ, or 50.8%, mainly due to a S/ 76.7 million decrease in other income, a S/ 59.2 million reduction in insurance results, a 39.5 million increase in impairment of financial investments, which occurred in the Insurance business, and a S/ 19.5 million contraction of fee income from financial services. These effects were partially compensated by a reduction of S/ 67.3 million in loan loss provisions and an increase in net interest and similar income of S/ 9.7 million.

Other income decreased S/ 76.7 million QoQ, mainly explained by a decrease of S/ 68.8 million in our Insurance business mainly as a result of non-recurring events, S/ 13.0 million in our Payments business, S/ 5.1 million in our Wealth Management business and S/ 2.8 million in our Banking business.

Insurance results showed a decline from S/ -24.1 million in 4Q23 to S/ -83.3 million in 1Q24, as a result of higher insurance expenses related to annuities, in turn related to an adjustment of S/ -22.6 millions in accounting assumptions.

Impairment loss on loans, net of recoveries, decreased S/ 67.3 million QoQ, or 10.9%, explained by lower provision requirements in both commercial and retail loan portfolios of our Banking business.

Other expenses decreased S/ 0.9 million QoQ, or 0.1%, mainly as a result of lower administrative expenses, partially offset by higher salaries and employee benefits and depreciation and amortization charges.

Net interest and similar income increased S/ 9.7 million QoQ, or 0.9%. This was explained by an increase of S/ 32.0 million in the Insurance results, related to carry interest from the proprietary portfolio if investments. However, this effect was partially offset by a decrease of S/ 22.8 million in our Banking business, which was related to a change in the composition of the loan portfolio.

Year-on-year performance

Profits decreased S/ 124.9 million YoY, or 47.1%, mainly due to a reduction of S/ 181.3 million in impairment loss on loans, net of recoveries, in addition to decreases of S/ 33.0 million in net fee income from financial services, and S/ 25.5 million loss in impairment of financial investments, which mainly occurred in our insurance business. These factors were partially offset by an increase of S/ 59.7 million in net interest and similar income other income, and a reduction of S/ 62.7 million in income tax.

Impairment loss on loans, net of recoveries increased S/ 181.3 million YoY, due to higher requirements in the retail and commercial loan portfolios of our Banking business.

Net fee income from financial services declined S/ 33.0 million YoY, or 11.0%, mainly attributed to lower commissions from credit card services, fees from collection services and commissions from banking services. Additionally, higher service cost in our Payments business, as a result of increased transactional volumes, and a reduction in correspondent banking fees affected by a higher use of digital wallets, also contributed with the lower net fee income.

Net and similar income increased S/ 59.7 million YoY, or 0.9%, attributed to a S/ 55.1 million increase in our Banking business, mostly explained by a higher interest income on loans and a lower cost of funds.

Insurance results showed a less negative result, as a result of higher insurance income, mostly from retail insurance, and stable insurance expenses.

Other expenses increased S/ 10.2 million YoY, or 1.5%, mainly due to a S/ 19.5 million increase in administrative expenses and S/ 12.9 million in depreciation and amortization charges. These effects were partially offset by lower salaries and employee benefits.

CONTRIBUTION BY SEGMENTS

The following table shows the contribution of Banking, Insurance, Wealth Management and Payments businesses to Intercorp Financial Services’ net profit. The performance of each of the four segments is discussed in detail in the following sections.

Intercorp Financial Services’ Profit by business

S/ million	1Q23	4Q23	1Q24	%chg QoQ	%chg YoY
Banking	250.2	135.3	140.5	3.8%	-43.9%
Insurance	31.3	137.4	(19.8)	n.m.	n.m.
Wealth Management	7.8	24.5	26.0	6.0%	n.m.
Payments	12.1	4.1	7.0	70.2%	-42.1%
Corporate and eliminations	(34.5)	(15.3)	(12.5)	-18.2%	-63.7%
IFS profit for the period	266.9	286.1	141.1	-50.7%	-47.1%

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Interbank

SUMMARY

Interbank’s profits were S/ 140.5 million in 1Q24, an increase of S/ 5.2 million, or 3.8%, and a reduction of S/ 109.7 million YoY, or 43.9%.

The quarterly performance was mainly attributed to lower impairment loss on loans, net of recoveries, of S/ 67.4 million, followed by a decrease of S/ 12.4 million in other expense and of S/ 4.2 million in income tax. These factors were partially offset by a decrease of S/ 23.8 million in fee income, S/ 22.8 million in net interest and similar income and S/ 2.8 million in other income.

The annual performance in net profit was explained by S/ 181.1 million higher impairment loss on loans, net of recoveries, as well as a decreases of S/ 31.2 million in net fee income from financial services and S/ 8.7 million in other income. These effects were partially compensated by a S/ 55.1 million increase in net interest and similar income and a decrease of S/ 53.2 million in income tax.

Interbank’s ROE was 7.1% in 1Q24, higher than the 6.8% registered in 4Q23 and below the 13.6% reported in 1Q23.

Banking Segment’s P&L Statement

S/ million	1Q23	4Q23	1Q24	%chg QoQ	%chg YoY
Interest and similar income	1,384.6	1,556.0	1,510.4	-2.9%	9.1%
Interest and similar expense	(525.5)	(619.0)	(596.2)	-3.7%	13.5%
Net interest and similar income	859.1	937.0	914.2	-2.4%	6.4%
Impairment loss on loans, net of recoveries	(367.7)	(616.2)	(548.8)	-10.9%	49.3%
Recovery (loss) due to impairment of financial investments	0.2	(0.2)	(0.0)	-88.9%	n.m.
Net interest and similar income after impairment loss	491.6	320.6	365.4	14.0%	-25.7%
Fee income from financial services, net	207.0	199.6	175.8	-11.9%	-15.0%
Other income	127.3	121.4	118.6	-2.3%	-6.9%
Other expenses	(486.6)	(475.2)	(487.6)	2.6%	0.2%
Income before translation result and income tax	339.3	166.3	172.2	3.5%	-49.2%
Translation result	(6.6)	(5.9)	(2.4)	-58.4%	-62.9%
Income tax	(82.5)	(25.1)	(29.3)	16.7%	-64.5%
Profit for the period	250.2	135.3	140.5	3.8%	-43.9%
ROE	13.6%	6.8%	7.1%
Efficiency ratio	39.1%	36.2%	38.7%
NIM	5.1%	5.5%	5.3%
NIM on loans	7.6%	8.2%	8.0%

INTEREST-EARNING ASSETS

Interbank’s interest-earning assets reached S/ 68,572.5 million as of March 31, 2023, representing an increase of 3.8% QoQ and 4.6% YoY.

The quarterly increase in interest-earning assets was explained by an increase of 33.7% in cash and due from banks and inter-bank funds, partially offset by decreases of 1.2% in loans and of 0.6% in financial investments.

The YoY growth in interest-earning assets was attributed to increases of 12.9% in cash and due from banks and inter-bank funds, 10.9% in financial investments, and 1.1% in loans.

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Interest-earning assets

S/ million	03.31.23	12.31.23	03.31.24	%chg 03.31.24/ 12.31.23	%chg 03.31.24/ 03.31.23
Cash and due from banks and inter-bank funds	10,810.7	9,123.4	12,200.0	33.7%	12.9%
Financial investments	10,726.1	11,964.2	11,892.0	-0.6%	10.9%
Loans	44,017.1	45,004.8	44,480.4	-1.2%	1.1%
Total interest-earning assets	65,553.9	66,092.5	68,572.5	3.8%	4.6%

Loan portfolio

S/ million	03.31.23	12.31.23	03.31.24	%chg 03.31.24/ 12.31.23	%chg 03.31.24/ 03.31.23
Performing loans
Retail	24,323.8	24,785.9	24,509.5	-1.1%	0.8%
Commercial	19,613.3	19,869.8	19,416.4	-2.3%	-1.0%
Total performing loans	43,937.1	44,655.8	43,925.9	-1.6%	0.0%
Restructured and refinanced loans	336.2	462.0	471.5	2.1%	40.3%
Past due loans	1,386.8	1,652.2	1,696.1	2.7%	22.3%
Total gross loans	45,660.1	46,769.9	46,093.5	-1.4%	0.9%
Add (less)
Accrued and deferred interest	455.7	584.2	609.4	4.3%	33.7%
Impairment allowance for loans	(2,098.6)	(2,349.3)	(2,222.4)	-5.4%	5.9%
Total direct loans, net	44,017.1	45,004.8	44,480.4	-1.2%	1.1%

The evolution of performing loans continued to be affected by the maturity and prepayment of commercial loans under the Reactiva Peru Program. As of March 31, 2023, these performing loans amounted S/ 487.7 million, compared to balances of S/ 625.8 million as of December 31, 2023 and S/ 1,452.1 million as of March 31, 2023.

The evolution of commercial loans continued to be benefited by the Impulso MyPeru program focused on disbursing loans to SMEs and mid-sized segments. As of March 31, 2024, Interbank has disbursed a total of S/ 385.5 million by participating in 11 auctions with a market share of 18%. It is important to mention that these loans are guaranteed by the government with coverage levels between 50% to 98%.

Performing loans declined 1.6% QoQ, as commercial loans decreased 2.3% and retail loans 1.1%. Excluding the effect of the Reactiva Peru Program in the comparing periods, total performing loans and commercial loans would have also decreased 1.3% and 1.6% QoQ, respectively.

Retail loans decreased 1.1% due to a 2.7% reduction in consumer loans, partially compensated by 1.5% increase in mortgages. Consumer loans decreased due to lower balances of cash loans and credit cards, partially offset by 2.7% growth in payroll deduction loans.

The quarterly reduction in commercial loans was due to a decrease in trade finance loans in the corporate and mid-sized segment, as well as lower working capital loans, leasing operations. These effects were partially compensated by higher working capital loans and leasing operations in the corporate segment.

Performing loans remained stable YoY explained by a 0.8% increase in retail loans, partially offset by a 1.0% reduction in commercial loans. Excluding the effect of the Reactiva Peru Program in the comparing periods, performing loans and commercial loans would have increased 2.2% and 4.2% YoY, respectively.

The YoY growth in retail loans was due to increases of 6.2% in mortgages, partially offset by a 2.4% decrease in consumer loans. The decrease in consumer loans resulted from lower balances in personal loans and credit cards, partially offset by an increase of 13.7% in payroll deduction loans.

The annual reduction in commercial loans was mainly explained by lower balances of trade finance loans, and of lower working capital loans in the corporate and SMEs segment. Other factor that contributed to the annual reduction was lower balances of the mid-sized companies in most products. These effects were partially offset by higher leasing operations in the corporate segment.

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As of 1Q24, 4Q23 and 1Q23, Interbank’s rescheduled portfolio of Reactiva Peru loans amounted to S/ 587.0 million, S/ 730.5 million and S/ 1,266.0 million, respectively, representing 94.0% of total balances of Reactiva Peru loans in 1Q24, 94.8% in 4Q23 and 74.6% in 1Q23.

It is worth mentioning that these loans are guaranteed in large part by the Peruvian government. As of March 31, 2024, Interbank activated the guaranteed coverage for an amount of S/ 809.0 million.

Breakdown of retail loans

S/ million	03.31.23	12.31.23	03.31.24	%chg 03.31.24/ 12.31.23	%chg 03.31.24/ 03.31.23
Consumer loans:
Credit cards & other loans	10,358.0	9,951.0	9,340.1	-6.1%	-9.8%
Payroll deduction loans(1)	4,836.2	5,301.7	5,496.7	3.7%	13.7%
Total consumer loans	15,194.1	15,252.7	14,836.8	-2.7%	-2.4%
Mortgages	9,129.7	9,533.2	9,672.7	1.5%	5.9%
Total retail loans	24,323.8	24,785.9	24,509.5	-1.1%	0.8%

(1)
Payroll deduction loans to public sector employees.

FUNDING STRUCTURE

Funding structure

S/ million	03.31.23	12.31.23	03.31.24	%chg 03.31.24/ 12.31.23	%chg 03.31.24/ 03.31.23
Deposits and obligations	46,247.0	46,053.6	48,090.4	4.4%	4.0%
Due to banks and correspondents and inter-bank funds	7,848.6	8,789.0	9,120.8	3.8%	16.2%
Bonds, notes and other obligations	4,476.4	4,253.2	4,249.1	-0.1%	-5.1%
Total	58,571.9	59,095.8	61,460.3	4.0%	4.9%
% of funding
Deposits and obligations	79.0%	77.9%	78.2%
Due to banks and correspondents and inter-bank funds	13.4%	14.9%	14.8%
Bonds, notes and other obligations	7.6%	7.2%	7.0%

Interbank's funding base was still influenced by the funds provided by the Central Bank, associated with the bank’s involvement in the Reactiva Peru Program. As of March 31, 2024, the balance of such special funding was S/ 413.8 million, compared to S/ 540.2 million as of December 31, 2023 and S/ 1,356.7 million as of March 31, 2023.

The bank’s total funding base increased 4.0% QoQ, compared to the 3.8% increase of interest-earnings assets. This was explained by increases of 4.4% in deposits and obligations, 3.8% in due to banks and correspondents and inter-bank funds, partially offset by a 0.1% decrease in bonds, notes and other obligations.

The quarterly increase in due to banks and correspondents and inter-bank funds was mainly the result of higher funding provided by COFIDE and interbank funds. These effects were partially compensated by lower funding provided by the Central Bank, as well as funding provided by correspondent banks.

The quarterly growth in deposits and obligations was mainly due to increases of 0.7% in commercial deposits and 36.2% in institutional deposits, which is mainly composed of time deposits, partially offset by a 0.8% reduction in retail deposits.

The bank’s total funding base grew 4.9% YoY, similar to the 4.6% increase of interest-earning assets. This is explained by increases of 16.2% in due to banks and correspondents and inter-bank funds, 4.0% in deposits and obligations, partially offset by a 5.1% decrease in bonds, notes and other obligations. Excluding the effect of the Reactiva Peru Program’s funds, the bank’s total funding base and due to banks and correspondents and inter-bank funds would have increased 6.7% and 34.1% YoY, respectively.

The YoY increase in due to banks and correspondents and inter-bank funds was mainly the result of higher funding provided by correspondent banks, funding provided by COFIDE, and inter-bank funds. These factors were partially compensated by lower funding provided by the Central Bank.

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The annual increase in deposits was mainly attributed to increases of 3.9% in retail deposits, 10.3% in commercial deposits, partially offset by a 5.4% reduction in institutional deposits.

As of March 31, 2024, the proportion of deposits and obligations to total funding was 78.2%, higher than the 77.9% reported as of December 31, 2023.

Breakdown of deposits

S/ million	03.31.23	12.31.23	03.31.24	%chg 03.31.24/ 12.31.23	%chg 03.31.24/ 03.31.23
By customer service:
Retail	23,548.3	24,683.7	24,474.8	-0.8%	3.9%
Commercial	13,722.3	15,002.6	15,115.9	0.8%	10.2%
Institutional	8,418.2	5,844.8	7,961.4	36.2%	-5.4%
Other	558.2	522.5	538.2	3.0%	-3.6%
Total	46,247.0	46,053.6	48,090.4	4.4%	4.0%
By type:
Demand	11,217.1	12,474.3	12,424.2	-0.4%	10.8%
Savings	19,451.5	17,756.3	17,883.5	0.7%	-8.1%
Time	15,563.3	15,816.4	17,767.0	12.3%	14.2%
Other	15.1	6.6	15.6	n.m.	3.3%
Total	46,247.0	46,053.6	48,090.4	4.4%	4.0%

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	1Q23	4Q23	1Q24	%chg QoQ		%chg YoY
Interest and similar income	1,384.6	1,556.0	1,510.4	(2.9)%		9.1%
Interest and similar expense	(525.5)	(619.0)	(596.2)	(3.7)%		13.5%
Net interest and similar income	859.1	937.0	914.2	(2.4)%		6.4%
NIM	5.1%	5.5%	5.3%	-20	bps	20	bps

Interest and similar income

S/ million	1Q23	4Q23	1Q24	%chg QoQ		%chg YoY
Interest and similar income
Due from banks and inter-bank funds	82.8	74.2	88.1	18.7%		6.4%
Financial investments	122.1	143.1	147.3	2.9%		20.7%
Loans	1,179.7	1,338.7	1,275.0	(4.8)%		8.1%
Total Interest and similar income	1,384.6	1,556.0	1,510.4	(2.9)%		9.1%
Average interest-earning assets	67,170.1	68,656.7	69,618.3	1.4%		3.6%
Average yield on assets (annualized)	8.2%	9.1%	8.7%	-40	bps	50	bps

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Interest and similar expense

S/ million	1Q23	4Q23	1Q24	%chg QoQ		%chg YoY
Interest and similar expense
Deposits and obligations	(377.6)	(431.4)	(402.9)	(6.6)%		6.7%
Due to banks and correspondents and inter-bank funds	(83.8)	(126.8)	(124.8)	(1.6)%		48.9%
Bonds, notes and other obligations	(64.0)	(60.8)	(68.4)	12.5%		6.9%
Total Interest and similar expense	(525.5)	(619.0)	(596.2)	(3.7)%		13.5%
Average interest-bearing liabilities	58,249.0	59,389.8	60,278.0	1.5%		3.5%
Average cost of funding (annualized)	3.6%	4.2%	4.0%	-20	bps	40	bps

QoQ Performance

Net interest and similar income decreased 2.4% QoQ due to a 2.9% reduction in interest and similar income, partially compensated by a 3.7% decrease in interest and similar expense.

The lower interest and similar income were attributed to a 4.8% decrease in interest on loans, partially offset by increases of 18.7% in interest of due from banks and inter-bank funds and 2.9% in interest on financial investments.

Interest on loans declined S/ 63.7 million QoQ, or 4.8% explained by a 50 basis point decrease in the average yield, as well as a 1.1% reduction in the average loan portfolio.

The lower average rate on loans, from 11.3% in 4Q23 to 10.8% in 1Q24, was the result of a 80 basis point decrease in retail loans, as loan mix shifts towards low-risk products, and a stable performance in commercial loans.

The lower average volume of loans was attributed to reduction of 1.4% in commercial loans and 0.9% in retail loans. In the commercial portfolio, average loans decreased 10.1% in trade finance loans and 1.5% in working capital, partially compensated by an increase of 1.3% in leasing operations. In the retail portfolio, average volumes decreased 2.3% in consumer loans, but increased 1.5% in mortgages.

Interest on due from banks and inter-bank funds increased S/ 13.9 million QoQ, or 18.7%, explained by a 14.0% growth in the average volume and a 10 basis point increase in the nominal average rate, from 3.2% in 4Q23 to 3.3% in 1Q24.

Interest on financial investments grew S/ 4.2 million QoQ, or 2.9%, due to an increase of 1.6% in the average volume and a stable performance in the average yield of 4.9% in 4Q23 and 1Q24.

The nominal average yield on interest-earning assets decreased 40 basis points QoQ, from 9.1% in 4Q23 to 8.7% in 1Q24, in line with lower returns on loans.

The lower interest and similar expense were due to decreases of 6.6% in interest on deposits and obligations, 1.6% in interest on due to banks and correspondents and inter-bank funds, partially offset by an increase in interest on due to bonds, notes and other obligations.

The quarterly reduction of S/ 28.5 million, or 6.6% in interest on deposits and obligations was due to a decrease in the average cost, from 3.8% in 4Q23 to 3.4% in 1Q24, as short duration deposits start to reprice. This was partially offset by a 2.7% increase in the average volume. By currency, average balances of soles-denominated deposits increased 2.4%.

Interest on due to banks and correspondents decreased S/ 2.0 million QoQ, or 1.6%, explained by a 2.2% reduction in the average volume, partially offset by a 10 basis point growth in the average cost, from 5.5% in 4Q23 to 5.6% in 1Q24.

The increase in interest on bonds, notes and other obligations of S/ 7.6 million QoQ, or 12.5% was mostly attributed to an 80 basis point increase in the average cost, from 5.6% in 4Q23 to 6.4% in 1Q24, partially offset by a 3.0% decrease in the average volume. Both impacts were associated to the issuance of US$ 300 million subordinated bond in January 2024, the tender offer of the subordinated bond BINTPE29 for US$ 195 million in January 2024 and the execution of the optional redemption for the remaining US$ 105 million in March 2024.

The average cost of funding decreased 20 basis points, from 4.2% in 4Q23 to 4.0% in 1Q24, as a consequence of a lower cost of deposits and obligations, partially offset by a higher cost of banks and correspondents.

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As a result of the above, net interest margin was 5.3% in 1Q24, 20 basis points lower than the 5.5% reported in 4Q23.

YoY Performance

Net interest and similar income grew 6.6% YoY due to a 9.1% increase in interest and similar income, partially offset by growth of 13.5% in interest and similar expense.

The higher interest and similar income was due to increases of 20.7% in interest on financial investments, 8.1% in interest on loans and 6.4% in interest on due from banks and inter-bank funds.

Interest on financial investments increased S/ 25.2 million YoY, or 20.7%, due to growth of 17.4% in the average volume which was mainly driven by higher balances in sovereign bonds, as well as a 10 basis point increase in the average yield, from 4.8% in 1Q23 to 4.9% in 1Q24.

Interest on loans increased S/ 95.3 million YoY, or 8.1%, explained by growth of 50 basis points in the average yield and 2.4% in the average volume.

The increase in the average rate on loans, from 10.3% in 1Q23 to 10.8% in 1Q24, was mainly due to higher yields on commercial, mortgage and consumer loans to a lesser extent.

The higher average volume of loans was attributed to growth of 5.3% in retail loans, partially offset by a 1.3% reduction in commercial loans. In the retail portfolio, average volumes grew due to increases of 4.8% in consumer loans (mainly explained by a 13.6% growth in payroll deductible loans) and 6.1% in mortgages. In the commercial portfolio, the lower average volume was mainly attributed to decreasing volumes in trade finance loans and working capital loans, partially offset by higher leasing operations.

Interest on due from banks and inter-bank funds grew S/ 5.3 million YoY, or 6.4%,

explained by growth of 30 basis points in the average yield, from 3.0% in 1Q23 to 3.3% in 1Q24, despite a 3.8% reduction in the average volume.

The nominal average yield on interest-earning assets increased 50 basis points, from 8.2% in 1Q23 to 8.7% in 1Q24, in line with the higher returns on loans and due from banks.

The higher interest and similar expense was due to increases of 48.9% in interest on due to banks and correspondents and inter-bank funds, 6.9% in interest on bonds, notes and other obligations, and 6.7% in interest on deposits and obligations.

Interest on due to banks and correspondents grew S/ 41.0 million YoY, or 48.9%, as a result of increases of 22.6% in the average volume and 100 basis point in the average cost, from 4.6% in 1Q23 to 5.6% in 1Q24.

Interest on bonds, notes and other obligations grew S/ 4.4 YoY, or 6.9% was mainly explained by a 180 increase in the average cost, partially offset by a 23% decrease in the average volume. Both impacts were associated to the issuance of US$ 300 million subordinated bond in January 2024, the tender offer of the subordinated bond BINTPE29 for US$ 195 million in January 2024 and the execution of the optional redemption for the remaining US$ 105 million in March 2024.

Interest on deposits and obligations increased S/ 25.3 million YoY, or 6.7%, explained by a 3.6% increase in the average volume. By currency, average balances of soles-denominated deposits grew 5.4% while average dollar-denominated deposits remained stable. In addition, average cost increased 10 basis point, from 3.3% in 1Q23 to 3.4% in 1Q24. Both effects were related to higher time deposits given the interest rate environment.

The average cost of funding increased 40 basis points, from 3.6% in 1Q23 to 4.0% in 1Q24.

As a result of the above, net interest margin was 5.3% in 1Q24, 20 basis points higher than the 5.1% reported in 1Q23.

IMPAIRMENT LOSS ON LOANS, NET OF RECOVERIES

Impairment loss on loans, net of recoveries, decreased 10.9% QoQ, while it grew by 49.3% YoY.

The quarterly performance was explained by lower provision requirements in the commercial and retail loan book. In the commercial portfolio, the decrease in provisions was driven by lower requirements across all segments, especially in the SME segment. In the retail

9

portfolio, the decrease in provisions was primarily driven by tightened standards, which resulted in higher requirements for consumer loans and credit cards.

The annual increase in provisions was explained by higher requirements in the retail loan book, as mentioned previously, partially offset by lower requirements in the commercial loan book. Higher requirements in the retail loan book were mostly related to credit cards and consumer loans. The decrease in commercial loan provisions was due to lower requirements in the corporate and mid-sized segments, partially offset by higher requirements in the SME segment.

As a result of the above, the annualized ratio of impairment loss on loans to average loans was 4.7% in 1Q24, lower than the 5.2% reported in the 4Q23, but higher than the 3.2% reported in the 1Q23.

Impairment loss on loans, net of recoveries

S/ million	1Q23	4Q23	1Q24	%chg QoQ		%chg YoY
Impairment loss on loans, net of recoveries	(367.7)	(616.2)	(548.8)	(10.9)%		49.3%
Impairment loss on loans/average gross loans	3.2%	5.2%	4.7%	-50	bps	150	bps
S3 NPL ratio (at end of period)	2.6%	3.2%	3.4%	20	bps	80	bps
S3 NPL coverage ratio (at end of period)	177.9%	156.8%	141.0%	-1580	bps	-3690	bps
Impairment allowance for loans	2,098.6	2,349.3	2,222.4	(5.4)%		5.9%

The Stage 3 NPL ratio increased 20 basis points QoQ and 80 basis points YoY, to 3.4% in 1Q24. The quarterly growth was due to a 20 basis point increase in the retail loans’ NPL, while the NPL for commercial loans increased 19 basis points. The higher Stage 3 NPL ratio YoY was explained by a 152 basis point increase in retail loans’ NPL, as well as a stable performance in the commercial loans’ NPL.

Furthermore, the S3 NPL coverage ratio was 141.0% as of March 31, 2023, lower than the 156.8% reported as of December 31, 2023, and the 177.9% registered as of March 31, 2023.

FEE INCOME FROM FINANCIAL SERVICES, NET

Net fee income from financial services decreased S/ 23.8 million QoQ, or 11.9%, mainly explained by lower commissions from credit card services and from banking services, as well as a reduction in maintenance and mailing of accounts, transfer fees and commissions on debit card services. Other factors that contributed to the result were less transactionality and an increase in total expenses.

Net fee income from financial services decreased S/ 31.2 million YoY, or 15.0%, mainly due to lower commissions from credit card services, fees from collection services and higher expenses. These effects were partially compensated by higher fees from maintenance and mailing of accounts.

Fee income from financial services, net

S/ million	1Q23	4Q23	1Q24	%chg QoQ	%chg YoY
Income
Commissions from credit card services	116.5	112.8	102.5	-9.1%	-12.0%
Commissions from banking services	76.2	80.3	75.5	-6.0%	-0.9%
Maintenance and mailing of accounts, transfer fees and commissions on debit card services	69.3	78.8	75.2	-4.6%	8.5%
Fees from indirect loans	17.4	17.8	17.4	-2.3%	0.1%
Collection services	16.8	13.8	13.4	-3.1%	-20.2%
Other	11.9	7.0	10.0	41.7%	-15.9%
Total income	308.0	310.6	294.0	-5.4%	-4.6%
Expenses
Insurance	(16.5)	(16.8)	(18.7)	11.4%	13.0%
Fees paid to foreign banks	(6.2)	(6.8)	(5.7)	-16.5%	-8.6%
Other	(78.3)	(87.5)	(93.8)	7.2%	19.7%
Total expenses	(101.0)	(111.0)	(118.1)	6.4%	16.9%
Fee income from financial services, net	207.0	199.6	175.8	-11.9%	-15.0%

10

OTHER INCOME

Other income decreased S/ 2.8 million QoQ, mainly explained by lower net gain on foreign exchange transactions and on financial assets at fair value through profit or loss, partially compensated by higher net gain on sale of financial investments.

Other income decreased S/ 8.7 million YoY mainly explained by lower contribution of extraordinary concepts, partially offset by a higher net gain on foreign exchange transactions and on financial assets at fair value through profit or loss and a higher net gain on sale of financial investments.

Other income

S/ million	1Q23	4Q23	1Q24		%chg QoQ	%chg YoY
Net gain on foreign exchange transactions and on financial assets at fair value through profit or loss	90.1	102.5	97.6	(1)	-4.8%	8.4%
Net gain on sale of financial investments	0.1	(1.8)	5.8		n.m.	n.m.
Other	37.1	20.6	15.2		-26.4%	-59.1%
Total other income	127.3	121.4	118.6		-2.3%	-6.9%

(1)
Includes S/ 109.6 million of net gain on foreign exchange transactions and S/ -12.0 million of net gain (loss) on financial assets at fair value though profit or loss (derivatives).

OTHER EXPENSES

Other expenses increased S/ 12.4 million QoQ, or 2.6%, and S/ 1.0 million YoY, or 0.2%.

The quarterly increase in other expenses was mainly explained by higher salaries and employee benefits, which in turn was associated to benefits recognized in March, and depreciation and amortization charges, partially offset by a decrease in administrative expenses.

The annual increase was the result of higher administrative expenses and depreciation and amortization charges, partially offset by a decrease in salaries and employee benefits.

The efficiency ratio was 38.7% in 1Q24, higher compared to the 36.2% reported in 4Q23, but lower than the 39.1% registered in 1Q23.

Other expenses

S/ million	1Q23	4Q23	1Q24	%chg QoQ		%chg YoY
Salaries and employee benefits	(170.2)	(138.7)	(146.7)	5.8%		-13.8%
Administrative expenses	(230.3)	(247.2)	(245.2)	-0.8%		6.5%
Depreciation and amortization	(66.2)	(69.5)	(75.4)	8.4%		13.9%
Other	(19.9)	(19.9)	(20.3)	2.1%		2.1%
Total other expenses	(486.6)	(475.2)	(487.6)	2.6%		0.2%
Efficiency ratio	39.1%	36.2%	38.7%	250	bps	-40	bps

REGULATORY CAPITAL

The ratio of regulatory capital to risk weighted assets (RWA) was 15.1% as of March 31, 2024, below the 15.5% reported as of December 31, 2023 and the 15.2% registered as of March 31, 2023.

In 1Q24, risk-weighted assets (APR) decreased 2.1% QoQ, due to lower capital requirements for credit risk and market risk, partially compensated by higher requirements for operational risk. Lower RWA for credit risk were attributed to lower RWA for loans, as well as lower RWA for financial investments, effects that were partially compensated by higher RWA for other assets.

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Total regulatory capital decreased 4.2% QoQ, mainly attributed to lower profits for the year as a consequence of the dividend declaration. In March 2024 there has been a change in regulation, which establishes that the investments in companies that belong to the financial consolidated group of Interbank should be deducted from the total regulatory capital. Interbank has adjusted its total regulatory capital in accordance with its position in Izipay.

The annual decrease in the total capital ratio was explained by an increase of 2.1% in RWA, which was mitigated by a 1.8% increase in the regulatory capital. The growth in RWA was due to higher capital requirements for credit risk, operational risk and market risk. The increase in RWA for credit risk was due to higher RWA for loans, partially compensated by lower RWA for financial investments and other assets.

The YoY performance in regulatory capital was mainly a result of the incorporation of the capitalization of 2023 results, as well as for the unrealized loss (UL) in the investment portfolio available for sale. These effects were partially compensated by higher adjustments in investments on subsidiaries that are part of the financial consolidated group to which Interbank belongs, as a consequence of regulatory changes published at the end of March 2024.

Also, it is worth mentioning that in December 2022, the SBS issued the Official Document No. 03952-2022, by which it established that, from March 1, 2023, the minimum regulatory capital ratio requirement would remain at 8.5% and would follow an adequation schedule until March 2024, date in which the minimum regulatory capital ratio requirement will reach 10.0%. This date was modified with later resolutions, being the Resolution N° 274-2024, published in January 2024, the last current update, which establishes the new date for the implementation of the global limit in March 2025.

However, in June 2023, the SBS issued a modification of the resolution published in December 2022, by which it modifies the adequation schedule until September 2024, new date in which the minimum regulatory capital ratio requirement will reach 10.0%.

As of March 31, 2024, Interbank’s total capital ratio of 15.1% was significantly higher than the global requirements plus buffers and capital assigned to cover additional risks, by disposition of the SBS. The minimum regulatory requirement was 9.0% as of December 31, 2023. Additionally, Core Equity Tier 1 (CET1) was 11.3% under the new methodology required by the SBS, compared to the 11.8% registered as of December 31, 2023, and 11.1% reported as of March 31, 2023. It is important to mention that under the new SBS regulation CET1 is the main component of the Tier I capital ratio.

Regulatory capital

S/ million	03.31.23	12.31.23	03.31.24	%chg 03.31.24/ 12.31.23		%chg 03.31.24/ 03.31.23
Tier I capital	6,766.3	7,461.7	7,050.3	(5.5)%		4.2%
Tier II capital	2,467.3	2,349.8	2,346.0	(0.2)%		(4.9)%
Total regulatory capital	9,233.6	9,811.5	9,396.3	(4.2)%		1.8%
Risk-weighted assets (RWA)	60,890.9	63,494.9	62,168.4	(2.1)%		2.1%
Total capital ratio	15.2%	15.5%	15.1%	-40	bps	-10	bps
Tier I capital / RWA	11.1%	11.8%	11.3%	-50	bps	20	bps
CET1	11.1%	11.8%	11.3%	-50	bps	20	bps

(1)
Under the new SBS regulation on solvency, in effect from January 1st, 2023 onwards, CET1 is part of the Total capital ratio, in line with Basel III guidelines.

12

Interseguro

SUMMARY

Interseguro adopted IFRS17 requirements starting on January 1st, 2023. As permitted by this regulation, for periods prior to 2023, we hereby present a reconstruction of results appropriate to the first adoption of IFRS17 for comparative purposes.

Interseguro’s profits reached S/ -19.8 million in 1Q24, a negative performance compared to 4Q23 and 1Q23.

The quarterly contraction was mainly explained by decreases of S/ 68.8 million, or 90.8%, in other income, S/ 59.2 million in insurance results, S/. 39.8 loss in impairment of financial investments due to a rating downgrade of a fixed income investment, and S/ 19.1 million in translation results. These effects were partially offset by a S/ 32.0 million increase in net interest and similar income.

The annual performance in net profit was mainly explained by decreases of S/ 25.8 million in loss due to impairment of financial investments, S/ 23.0 million in other income, S/6.9 in translation results and S/ 4.4 million in other expenses. However, these factors were partially offset by a lower loss in insurance results.

As a result, Interseguro’s ROE posted a not meaningful result for 1Q24 when compared to the 138.9% reported in 4Q23 and the 37.6% registered in 1Q23.

Insurance Segment’s P&L Statement

S/ million	1Q23	4Q23	1Q24	%chg QoQ	%chg YoY
Interest and similar income	228.1	196.9	238.8	21.2%	4.7%
Interest and similar expenses	(30.4)	(32.6)	(42.3)	29.9%	39.4%
Net interest and similar income	197.8	164.4	196.4	19.5%	-0.7%
Recovery (loss) due to impairment of financial investments	(13.1)	0.9	(38.9)	n.m.	n.m.
Net interest and similar income after impairment loss	184.7	165.3	157.5	-4.7%	-14.7%
Fee income from financial services, net	(5.1)	(3.5)	(2.5)	-27.9%	-50.1%
Insurance results	30.0	75.8	7.0	-90.8%	-76.8%
Other income	(91.3)	(24.1)	(83.3)	n.m.	-8.7%
Other expenses	(92.8)	(93.9)	(97.2)	3.6%	4.7%
Income before translation result and income tax	25.5	119.5	(18.6)	n.m.	n.m.
Translation result	5.7	17.9	(1.2)	n.m.	n.m.
Profit for the period	31.3	137.4	(19.8)	n.m.	n.m.
ROE	37.6%	138.9%	n.m.
Efficiency ratio	11.3%	15.0%	14.4%

13

RESULTS FROM INVESTMENTS

Results from Investments (1)

S/ million	1Q23	4Q23	1Q24	%chg QoQ	%chg YoY
Interest and similar income	228.7	197.9	239.1	n.m.	n.m.
Interest and similar expenses	(16.4)	(18.8)	(28.6)	52.3%	74.0%
Net interest and similar income	212.2	179.1	210.5	17.5%	-0.8%
Recovery (loss) due to impairment of financial investments	(13.1)	0.9	(38.9)	n.m.	n.m.
Net Interest and similar income after impairment loss	199.2	180.0	171.6	-4.7%	-13.8%
Net gain (loss) on sale of financial investments	4.3	17.4	(12.4)	n.m.	n.m.
Net gain (loss) on financial assets at fair value through profit or loss	8.2	24.2	(18.8)	n.m.	n.m.
Rental income	15.2	16.3	17.1	5.2%	12.7%
Gain on sale of investment property	0.0	0.0	0.0	n.m.	n.m.
Valuation gain (loss) from investment property	(11.4)	14.0	18.3	30.2%	n.m.
Other(1)	(4.7)	(5.5)	(2.8)	-49.7%	-40.6%
Other income	11.7	66.3	1.4	-97.8%	-87.6%
Results from investments	210.9	246.3	173.1	-29.8%	-17.9%

(1)
Only includes transactions related to investments.

NET INTEREST AND SIMILAR INCOME

Net interest and similar income related to investments was S/ 210.5 million in 1Q24, an increase of S/ 31.4 million QoQ, or 17.5%, and a decrease S/ 1.7 million YoY, or -0.8%.

The quarterly performance was mainly explained by an increase of S/ 41.2 million in interest and similar income due to higher inflation rates, and a reduction of S/ 9.8 million in interest and similar expenses explained by an increase in Private Annuities reserves.

The decrease in the yearly performance was due to an increase in interest and similar expenses of S/ 12.2 million due to an increase in Private Annuities reserves, partially offset by an increase of S/ 10.4 million in interest and similar income, resulting from the growth of the fixed income portfolio.

RECOVERY (LOSS) DUE TO IMPAIRMENT OF FINANCIAL INVESTMENTS

Loss due to impairment of financial investments was S/ 38.9 million in 1Q24 due to a downgrade of a fixed income investment, compared to a recovery of S/ 0.9 million in 4Q23 and to a loss of S/ 13.1 million in 1Q23.

OTHER INCOME

Other income related to investments was S/ 1.4 million in 1Q24, a decrease of S/ 64.9 million QoQ and S/ 10.3 million YoY.

The quarterly decrease was explained by a net loss on financial assets at fair value of S/ 43.0 million and a net loss on sale of financial investments of S/ 29.8 million. These effects were partially compensated by a valuation gain from investment property of S/ 4.3 million.

The annual performance in other income was mainly due to a net loss on financial assets at fair value of S/ 27.0 million and a net loss on sale of financial investments of S/ 16.7 million. These factors were partially offset by increases in valuation gain from investment property of S/ 29.7 and in rental income of S/ 1.9 million.

INSURANCE RESULTS

14

Insurance Results

S/ million	1Q23	4Q23	1Q24	%chg QoQ	%chg YoY
Insurance Income	173.7	181.7	183.4	0.9%	5.5%
Insurance Expenses	(265.0)	(205.9)	(266.7)	29.5%	0.6%
Insurance Results	(91.3)	(24.1)	(83.3)	n.m.	-8.7%

INSURANCE INCOME

Insurance Income

S/ million	1Q23	4Q23	1Q24	%chg QoQ	%chg YoY
Annuities	69.1	71.0	70.8	(0.3)%	2.5%
Individual Life	22.4	23.2	24.5	5.5%	9.1%
Retail Insurance	82.2	87.5	88.1	0.6%	7.1%
Total Insurance Income	173.7	181.7	183.4	0.9%	5.5%

Insurance income was S/ 183.4 million in 1Q24, an increase of S/ 1.7 million QoQ, or 0.9%, and a growth of S/ 9.7 million YoY, or 5.5%.

The quarterly performance was mainly explained by increases of S/ 1.3 million in individual life, due to higher PAA products premiums, and S/ 0.6 million in retail insurance due to higher CSM release, partially offset by a decrease of S/ 0.2 million in annuities.

The yearly increase was mainly explained by a growth in retail insurance of S/ 5.9 million, S/ 2.1 million in individual life and S/ 1.7 million in annuities. These increases were mainly explained by the higher BEL Release, resulting from the growth of the business.

INSURANCE EXPENSES

Insurance Expenses

S/ million	1Q23	4Q23	1Q24	%chg QoQ	%chg YoY
Annuities	(238.5)	(203.0)	(245.6)	21.0%	3.0%
Individual Life	4.9	(5.5)	9.4	n.m.	91.8%
Retail Insurance	(31.5)	2.7	(30.5)	n.m.	-3.1%
Total Insurance Expenses	(265.0)	(205.9)	(266.7)	29.5%	0.6%

Insurance expenses were S/ 266.7 million in 1Q24, an increase of S/ 60.8 million QoQ, or -29.5%, and S/ 1.7 million YoY, or 0.6%.

The quarterly performance was mainly explained by higher expenses of S/ 42.6 million in annuities due to higher inflation rates and S/ 33.2 million in retail insurance due to a reversion of Loss Component in 4Q23 related to adjustments in mortality estimates, partially offset by lower expenses of S/ 14.9 million in individual life.

The yearly increase was mainly explained by growth in annuities of S/ 7.1, partially offset by S/ 4.5 million in individual life and S/ 1.0 million in retail insurance.

15

OTHER EXPENSES

Other Expenses

S/ million	1Q23	4Q23	1Q24	%chg QoQ	%chg YoY
Salaries and employee benefits	(23.3)	(31.9)	(29.9)	-6.1%	28.4%
Administrative expenses	(17.0)	(23.9)	(20.0)	-16.3%	17.5%
Depreciation and amortization	(4.7)	(6.9)	(5.5)	-20.5%	18.1%
Expenses related to rental income	(1.4)	(1.8)	(1.6)	-14.0%	13.4%
Other	(46.5)	(29.4)	(40.3)	37.1%	-13.4%
Other expenses	(92.8)	(93.9)	(97.2)	3.6%	4.7%

Other expenses increased by S/ 3.3 million QoQ, or 3.6%, and by S/ 4.4 million YoY, or 4.7%.

16

Inteligo

SUMMARY

Inteligo’s net profit was S/ 26.0 million in 1Q24, a S/ 1.5 million or 6.0% increase QoQ and a S/ 18.2 million increase YoY.

The quarterly performance was mainly attributable to mark-to-market gains on proprietary portfolio investments. Other effects that explained the QoQ growth were increases of S/ 0.5 million, or 2.5%, in net interest and similar income, S/ 1.7 million, or 4.8%, in net fee income from financial services, and a decrease of S/ 8.1 million, or 17.5%, in other expenses.

On an annual comparison, mark-to-market results on proprietary portfolio investments reverted from a negative of S/ -14.2 million in 1Q23 to a positive result of S/ 8.1 million in 1Q24. This was partially offset by decreases of 3.7% in net interest and similar income, and 3.1% in net fee income from financial services.

From a business development perspective, Inteligo’s prospection process continued to show positive results in terms of new account openings and assets under management growth in Private Wealth Management and mutual funds. Consequently, Inteligo’s AUM increased 3.6% QoQ and 10.2% YoY as of March 31, 2024.

Inteligo’s ROE was 11.2% in 1Q24, higher than the 10.9% reported in 4Q23.

Wealth Management Segment’s P&L Statement

S/ million	1Q23	4Q23	1Q24	%chg QoQ	%chg YoY
Interest and similar income	43.8	49.0	48.0	-2.0%	9.5%
Interest and similar expenses	(22.6)	(29.0)	(27.6)	-5.1%	21.9%
Net interest and similar income	21.2	20.0	20.5	2.5%	-3.7%
Impairment loss of loans, net of recoveries	0.1	0.0	(0.2)	n.m.	n.m.
Recovery (loss) due to impairment of financial investments	(0.3)	0.1	0.2	n.m.	n.m.
Net interest and similar income after impairment loss	21.0	20.1	20.6	2.4%	-2.3%
Fee income from financial services, net	39.6	36.6	38.3	4.8%	-3.1%
Other income	(14.2)	13.2	8.1	-38.3%	n.m.
Other expenses	(38.0)	(45.9)	(37.8)	-17.5%	-0.6%
Income before translation result and income tax	8.3	24.0	29.2	21.7%	n.m.
Translation result	0.4	1.3	(0.8)	n.m.	n.m.
Income tax	(0.9)	(0.7)	(2.4)	n.m.	n.m.
Profit for the period	7.8	24.5	26.0	6.0%	n.m.
ROE	3.5%	10.9%	11.2%
Efficiency ratio	80.7%	64.2%	55.5%

ASSETS UNDER MANAGEMENT & DEPOSITS

AUM reached S/ 24,024.7 million in 1Q24, a S/ 843.2 million or 3.6% increase QoQ and a S/ 2,229.7 million or 10.2% increase YoY, mostly explained by inflows in mutual funds and Private Wealth Management.

Client deposits were S/ 3,189.1 million in 1Q24, a S/ 122.6 million or 3.7% reduction QoQ and a S/ 507.1 million or 13.7% decrease YoY, mainly driven by the adjustment of market rates.

17

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	1Q23	4Q23	1Q24	%chg QoQ	%chg YoY
Interest and similar income
Due from banks and inter-bank funds	10.7	11.3	8.3	-26.1%	-22.5%
Financial Investments	9.5	14.2	16.5	16.4%	73.4%
Loans	23.6	23.5	23.2	-1.5%	-1.7%
Total interest and similar income	43.8	49.0	48.0	-2.0%	9.5%
Interest and similar expenses
Deposits and obligations	(21.4)	(27.0)	(25.9)	-4.0%	21.1%
Due to banks and correspondents	(1.2)	(2.1)	(1.7)	-19.1%	36.5%
Total interest and similar expenses	(22.6)	(29.0)	(27.6)	-5.1%	21.9%
Net interest and similar income	21.2	20.0	20.5	2.5%	-3.7%

Inteligo’s net interest and similar income was S/ 20.5 million in 1Q24, a S/ 0.5 million, or 2.5% increase when compared with 4Q23, mainly explained by higher dividends received from proprietary portfolio investments and lower cost of funding during the quarter.

Net interest and similar income decreased S/ 0.7 million YoY, or 3.7%, as a result of a higher interest expense on deposits, which was attributed to the increases in the reference interest rate of the US Federal Reserve, partially offset by higher interest income in financial investments.

FEE INCOME FROM FINANCIAL SERVICES

Fee income from financial services, net

S/ million	1Q23	4Q23	1Q24	%chg QoQ	%chg YoY
Income
Brokerage and custody services	2.9	2.5	2.8	11.3%	-1.2%
Funds management	37.1	34.4	35.9	4.5%	-3.1%
Total income	39.9	36.9	38.7	5.0%	-3.0%
Expenses
Brokerage and custody services	(0.2)	(0.2)	(0.2)	5.2%	-5.2%
Others	(0.2)	(0.1)	(0.2)	63.4%	23.0%
Total expenses	(0.4)	(0.3)	(0.4)	31.0%	8.5%
Fee income from financial services, net	39.6	36.6	38.3	4.8%	-3.1%

Net fee income from financial services was S/ 38.3 million in 1Q24, an increase of S/ 1.7 million or 4.8% when compared to the previous quarter, mainly explained by higher fees from the wealth management segment.

On a YoY basis, net fee income from financial services decreased S/ 1.3 million, or 3.1%, mainly due to lower fees from funds management. This was explained by a lower frequency of client transactions, in turn driven by the persistent volatility in the financial markets and the high interest rates in money market products.

OTHER INCOME

Other income

S/ million	1Q23	4Q23	1Q24	%chg QoQ	%chg YoY
Net gain on sale of financial investments	0.2	(3.5)	(0.5)	-85.6%	n.m.
Net trading gain (loss)	(15.0)	18.3	7.3	-60.2%	n.m.
Other	0.6	(1.6)	1.4	n.m.	n.m.
Total other income	(14.2)	13.2	8.1	-38.3%	n.m.

18

Inteligo’s other income reached S/ 8.1 million in 1Q24, compared to losses of S/ -14.2 million in 1Q23. This performance was mainly attributable to positive mark-to-market valuations on proprietary portfolio investments.

OTHER EXPENSES

Other expenses

S/ million	1Q23	4Q23	1Q24	%chg QoQ	%chg YoY
Salaries and employee benefits	(20.6)	(27.4)	(23.8)	-13.3%	15.7%
Administrative expenses	(13.3)	(13.5)	(11.2)	-17.0%	-15.5%
Depreciation and amortization	(3.8)	(3.8)	(2.2)	-42.5%	-42.4%
Other	(0.4)	(1.1)	(0.6)	-42.1%	51.1%
Total other expenses	(38.0)	(45.9)	(37.8)	-17.5%	-0.6%
Efficiency ratio	80.7%	64.2%	55.5%

Other expenses reached S/ 37.8 million in 1Q24, a decrease of S/ 8.1 million or 17.5% QoQ and of S/ 0.2 million or 0.6% YoY, mainly explained by lower salaries and employee benefits and administrative expenses.

19

Izipay

SUMMARY

Izipay’s profits were S/ 7.0 million in 1Q24, which represented an increase of 70.2% QoQ and a decrease of 42.1% YoY.

The quarterly growth in profits was attributed to a decrease of S/ 6.7 million in service cost and S/ 18.5 million in other expenses. These effects were partially offset by a decrease of S/ 11.5 million in payments acquirer, in turn mostly related to lower transactional volumes in payments acquirer as an effect of the Christmas season and S/ 13.0 million in other income.

The annual performance in net profit was mainly explained by a decrease of S/ 6.5 in net fee income from financial services, in turn related to a reduction in correspondent banking´s transactions of 25.3%, and a higher service cost due to increases in acquirer license fees as an effect of an increase of 11% transaction volumes in payments acquirer. Additionally, growth in other expenses of S/ 4.2 million, mainly associated to higher administrative expenses.

Izipay’s ROE was 11.1% in 1Q24, higher than the 6.6% but lower than the 21.7% reported in 4Q23 and 1Q23, respectively.

Payments Segment’s P&L Statement

S/ million	1Q23	4Q23	1Q24	%chg QoQ	%chg YoY
Interest and similar income	1.7	3.0	2.9	-2.5%	71.6%
Interest and similar expenses	(1.1)	(1.2)	(1.2)	-4.5%	10.8%
Net interest and similar income	0.6	1.8	1.7	-1.1%	n.m.
Fee income from financial services, net	86.4	84.9	79.9	-5.8%	-7.5%
Payments acquirer	170.3	183.1	171.6	-6.3%	0.7%
Correspondent banking	10.0	8.0	8.0	0.0%	-20.1%
Credit cards processor	7.5	7.8	7.6	-2.5%	2.0%
Service Cost	(101.4)	(114.0)	(107.2)	-5.9%	5.8%
Other income	7.3	21.8	8.8	-59.6%	19.9%
Other expenses	(73.9)	(96.6)	(78.1)	-19.1%	5.7%
Income before translation result and income tax	20.5	11.9	12.3	4.1%	-39.8%
Translation result	(0.7)	(1.5)	(0.4)	-76.3%	-49.4%
Income tax	(7.7)	(6.2)	(5.0)	-19.7%	-35.2%
Profit for the period	12.1	4.1	7.0	70.2%	-42.1%
ROE	21.7%	6.6%	11.1%
Efficiency ratio	72.5%	82.0%	85.2%

FEE INCOME FROM FINANCIAL SERVICES, NET

Net fee income from financial services was S/ 79.9 million in 1Q24, a decrease of S/ 5.0 million or 5.8% QoQ. The result was explained by a decrease of S/ 11.5 million or 6.3% in payments acquirer, due to lower transactional volumes related to a seasonal effect and a reduction of net acquirer income as a result of the client segment mix. These effects were partially offset by a decrease of S/ 6.8 million, or 5.9% in service cost.

On a YoY basis, net fee income from financial services decreased S/ 6.5 million or 7.5%. The result was explained by an increase of S/ 5.8 million, or 5.8%, in service cost due to an increase of 11% transactional volumes. Other effect that contributed to the result was a reduction in correspondent banking of S/ 2.0 million, or 20.1%, due to a decrease in transactions of 25.3%.

20

Fee income from financial services, net

.	1Q23	4Q23	1Q24	%chg QoQ	%chg YoY
Income
Payments acquirer	170.3	183.1	171.6	-6.3%	0.7%
Correspondent banking	10.0	8.0	8.0	0.0%	-20.1%
Credit cards processor	7.5	7.8	7.6	-2.5%	2.0%
Total income	187.8	198.9	187.2	-5.9%	-0.3%
Expenses
Service Cost	(101.4)	(114.0)	(107.2)	-5.9%	5.8%
Total expenses	(101.4)	(114.0)	(107.2)	-5.9%	5.8%
Fee income from financial services, net	86.4	84.9	79.9	-5.8%	-7.5%

OTHER EXPENSES

Other expenses reached S/ 78.1 million in 1Q24, a decrease of S/ 18.5 million, or 19.1% QoQ, explained by lower administrative expenses and others, in turn most related to negative effects recognized in 4Q23.

On a yearly basis, other expenses grew S/ 4.2 million or 5.7%, mainly as a result of an increase in administrative expenses, in turn associated with higher customer acquisition, and higher depreciation and amortization charges as a result of growth in operations.

Other expenses

S/ million	1Q23	4Q23	1Q24	%chg QoQ	%chg YoY
Salaries and employee benefits	(18.3)	(19.5)	(18.6)	-5.0%	1.5%
Administrative expenses	(37.7)	(54.0)	(43.0)	-20.3%	14.0%
Depreciation and amortization	(12.4)	(15.3)	(15.5)	1.0%	25.0%
Other	(5.5)	(7.7)	(1.0)	-86.8%	-81.4%
Total other expenses	(73.9)	(96.6)	(78.1)	-19.1%	5.7%
Efficiency ratio	72.5%	82.0%	85.2%

21

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated financial statements as of March 31, 2024, December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

Interim consolidated financial statements as of March 31, 2024, December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023

Content

Interim consolidated financial statements

Interim consolidated statement of financial position	3

Interim consolidated statement of income	4

Interim consolidated statement of other comprehensive income	5

Interim consolidated statement of changes in equity	6

Interim consolidated statement of cash flows	7

Notes to the interim consolidated financial statements	9

Interim consolidated statement of financial position

As of March 31, 2024 and December 31, 2023

	Note	31.03.2024	31.12.2023
		S/(000)	S/(000)
Assets
Cash and due from banks	4(a)
Non-interest bearing		3,258,209	3,059,226
Interest bearing		8,796,071	6,038,794
Restricted funds		910,742	720,691
		12,965,022	9,818,711
Inter-bank funds	4(e)	396,215	524,915
Financial investments	5	26,515,899	26,721,991
Loans, net:	6
Loans, net of unearned interest		48,218,152	48,869,807
Impairment allowance for loans		(2,222,708)	(2,349,425)
		45,995,444	46,520,382
Investment property	7	1,353,584	1,298,892
Property, furniture and equipment, net		825,929	804,832
Due from customers on acceptances		19,194	40,565
Intangibles and goodwill, net		1,663,306	1,687,120
Other accounts receivable and other assets, net	8	2,688,981	2,125,148
Reinsurance contract assets	12	27,839	26,287
Deferred Income Tax asset, net		14,547	55,936
Total assets		92,465,960	89,624,779
Liabilities and equity
Deposits and obligations	9
Non-interest bearing		7,138,110	7,960,318
Interest bearing		43,961,508	41,227,916
		51,099,618	49,188,234
Inter-bank funds	4(e)	754,678	119,712
Due to banks and correspondents	10	8,812,058	9,025,930
Bonds, notes and other obligations	11	5,560,008	5,551,629
Due from customers on acceptances		19,194	40,565
Insurance and reinsurance contract liabilities	12	11,857,704	12,207,536
Other accounts payable, provisions and other liabilities	8	3,957,270	3,407,360
Deferred Income Tax liability, net		99,854	75,712
Total liabilities		82,160,384	79,616,678
Equity, net	13
Equity attributable to IFS’s shareholders:
Capital stock		1,038,017	1,038,017
Treasury stock		(84,309)	(84,309)
Capital surplus		532,771	532,771
Reserves		6,000,000	6,000,000
Unrealized results, net		(315,723)	(457,793)
Retained earnings		3,078,478	2,921,531
		10,249,234	9,950,217
Non-controlling interest		56,342	57,884
Total equity, net		10,305,576	10,008,101
Total liabilities and equity, net		92,465,960	89,624,779

The accompanying notes are an integral part of these consolidated financial statements.

Interim consolidated statement of income

For the three-month periods ended March 31, 2024 and 2023

	Note	31.03.2024	31.03.2023
		S/(000)	S/(000)
Interest and similar income	15	1,800,183	1,658,035
Interest and similar expenses	15	(667,031)	(584,551)
Net interest and similar income		1,133,152	1,073,484
Impairment loss on loans, net of recoveries	6(d.1) and (d.2)	(548,941)	(367,611)
Loss due to impairment of financial investments	5(c) and 5(d)	(38,748)	(13,177)
Net interest and similar income after impairment loss		545,463	692,696
Fee income from financial services, net	16	268,257	301,318
Net gain on foreign exchange transactions		109,577	7,405
Net (loss) gain on sale of financial investments		(7,101)	234
Net (loss) gain on financial assets at fair value through profit or loss	5(e) and 10(b)	(14,433)	78,979
Net gain on investment property	7(b)	35,661	4,024
Other income	17	24,026	52,472
		415,987	444,432
Gross result of insurance activities	18	(83,330)	(91,271)
		(83,330)	(91,271)
Other expenses
Salaries and employee benefits		(220,308)	(233,830)
Administrative expenses		(321,870)	(302,402)
Depreciation and amortization		(103,853)	(90,961)
Other expenses	17	(44,309)	(52,924)
		(690,340)	(680,117)
Income before translation result and Income Tax		187,780	365,740
Exchange difference		(4,928)	5,584
Income Tax	14(e)	(41,718)	(104,410)
Net profit for the period		141,134	266,914
Attributable to:
IFS’s shareholders		140,159	265,093
Non-controlling interest		975	1,821
		141,134	266,914
Earnings per share attributable to IFS’s shareholders, basic and diluted (stated in Soles)	19	1.224	2.297
Weighted average number of outstanding shares (in thousands)	19	114,480	115,418

The accompanying notes are an integral part of these consolidated financial statements.

Interim consolidated statement of other comprehensive income

For the three-month periods ended March 31, 2024 and 2023

	31.03.2024	31.03.2023
	S/(000)	S/(000)
Net profit for the period	141,134	266,914
Other comprehensive income that will not be reclassified to the consolidated statement of income in subsequent periods:
Gain on valuation of equity instruments at fair value through other comprehensive income	20,795	35,888
Income Tax	(1,591)	(162)
Total unrealized gain that will not be reclassified to the consolidated statement of income in subsequent periods	19,204	35,726
Other comprehensive income to be reclassified to the consolidated statement of income in subsequent periods:
Net movement of debt instruments at fair value through other comprehensive income	(299,390)	235,614
Income Tax	(953)	(1,143)
	(300,343)	234,471
Insurance reserves at fair value	451,405	(274,634)
Net movement of cash flow hedges	(14,043)	7,258
Income Tax	2,179	806
	(11,864)	8,064
Translation of foreign operations	1,695	(10,852)
Total gain (loss) unrealized to be reclassified to the consolidated statement of income in subsequent periods	140,893	(42,951)
Other comprehensive income for the period	160,097	(7,225)
Total comprehensive income for the period, net of Income Tax	301,231	259,689
Attributable to:
IFS’s shareholders	299,950	257,412
Non-controlling interest	1,281	2,277
	301,231	259,689

The accompanying notes are an integral part of these consolidated financial statements.

Interim consolidated statement of changes in equity

For the three-month periods ended March 31, 2024 and 2023

						Attributable to IFS’s shareholders
								Unrealized results, net
	Number of shares						Instruments that will not be reclassified to the consolidated statement of income	Instruments that will be reclassified to the consolidated statement of income
	Issued	In treasury	Capital stock	Treasury stock	Capital surplus	Reserves	Equity instruments at fair value	Debt instruments at fair value	Insurance premiums reserves	Cash flow hedges reserve	Translation of foreign operations	Retained earnings	Total	Non-controlling interest	Total equity, net
	(in thousands)	(in thousands)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2023	115,447	(29)	1,038,017	(3,363)	532,771	6,000,000	(46,763)	(2,420,809)	1,711,493	(9,262)	210,920	2,359,464	9,372,468	53,759	9,426,227
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	265,093	265,093	1,821	266,914
Other comprehensive income	—	—	—	—	—	—	35,669	233,608	(274,183)	8,077	(10,852)	—	(7,681)	456	(7,225)
Total comprehensive income	—	—	—	—	—	—	35,669	233,608	(274,183)	8,077	(10,852)	265,093	257,412	2,277	259,689
Declared and paid dividends, Note 13(a)	—	—	—	—	—	—	—	—	—	—	—	(511,788)	(511,788)	—	(511,788)
Purchase of treasury stock, Note 13(b)	—	—	—	76	—	—	—	—	—	—	—	—	76	—	76
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,078)	(4,078)
Sale of equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	(5,685)	—	—	—	—	5,685	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	(9,603)	(9,603)	(15)	(9,618)
Balance as of March 31, 2023	115,447	(29)	1,038,017	(3,287)	532,771	6,000,000	(16,779)	(2,187,201)	1,437,310	(1,185)	200,068	2,108,851	9,108,565	51,943	9,160,508

Balance as of January 1, 2024	115,447	(967)	1,038,017	(84,309)	532,771	6,000,000	(64,141)	(1,293,563)	742,894	(31,933)	188,950	2,921,531	9,950,217	57,884	10,008,101
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	140,159	140,159	975	141,134
Other comprehensive income	—	—	—	—	—	—	19,123	(299,863)	450,664	(11,828)	1,695	—	159,791	306	160,097
Total comprehensive income	—	—	—	—	—	—	19,123	(299,863)	450,664	(11,828)	1,695	140,159	299,950	1,281	301,231
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,820)	(2,820)
Sale of equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	(17,721)	—	—	—	—	17,721	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	(933)	(933)	(3)	(936)
Balance as of March 31, 2024	115,447	(967)	1,038,017	(84,309)	532,771	6,000,000	(62,739)	(1,593,426)	1,193,558	(43,761)	190,645	3,078,478	10,249,234	56,342	10,305,576

The accompanying notes are an integral part of these consolidated financial statements.

Interim consolidated statement of cash flows

For the three-month periods ended March 31, 2024 and 2023

	31.03.2024	31.03.2023
	S/(000)	S/(000)
Cash flows from operating activities
Net profit for the period	141,134	266,914
Plus (minus) adjustments to net profit
Impairment loss on loans, net of recoveries	548,941	367,611
Loss due to impairment of financial investments	38,748	13,177
Depreciation and amortization	103,853	90,961
Provision for sundry risks	5,614	2,754
Deffered Income Tax	64,958	(18,113)
Net loss (gain) on sale of financial investments	7,101	(234)
Net loss (gain) of financial assets at fair value through profit or loss	14,433	(78,979)
Net (gain) loss for valuation of investment property	(18,286)	11,384
Profit from sale of property, furniture and equipment	—	(15,300)
Exchange difference	4,928	(5,584)
Decrease in accrued interest receivable	149,668	80,004
Increase in accrued interest payable	147,155	74,890
Net changes in assets and liabilities
Net increase in loan portfolio	(3,796)	(548,667)
Net (increase) decrease in other accounts receivable and other assets	(505,837)	370,809
Net (increase) decrease in restricted funds	(190,560)	86,349
Increase in deposits and obligations	1,752,477	1,189,602
(Decrease) increase in due to banks and correspondents	(196,588)	782,197
Increase (decrease) in other accounts payable, provisions and other liabilities	550,237	(264,219)
(Increase) decrease of investments at fair value through profit or loss	(61,122)	231,444
Net cash provided by operating activities	2,553,058	2,637,000

The accompanying notes are an integral part of these consolidated financial statements.

Interim consolidated statements of cash flows (continued)

	31.03.2024	31.03.2023
	S/(000)	S/(000)
Cash flows from investing activities
Purchase of investments at fair value through other comprehensive income and at amortized cost	(218,854)	(1,782,926)
Purchase of property, furniture and equipment	(32,516)	(48,144)
Purchase of intangible assets	(40,458)	(48,522)
Purchase of investment property	(36,406)	(1,705)
Sale of property, furniture and equipment	—	32,667
Net cash used in investing activities	(328,234)	(1,848,630)
Cash flows from financing activities
Issuance of bonds, notes and other obligations	1,114,800	—
Payments of bonds, notes and other obligations	(1,115,140)	(1,999,131)
Net decrease in receivable inter-bank funds	128,700	183,244
Net increase in payable inter-bank funds	634,966	351,867
Sale of treasury stock, net	—	76
Dividend payments to non-controlling interest	(2,820)	(4,078)
Lease payments	(19,277)	(100,336)
Net cash provided by (used in) financing activities	741,229	(1,568,358)
Net increase (decrease) in cash and cash equivalents	2,966,053	(779,988)
Translation (loss) gain on cash and cash equivalents	(8,300)	1,509
Cash and cash equivalents at the beginning of the period	9,074,211	12,707,776
Cash and cash equivalents at the end of the period	12,031,964	11,929,297

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the interim consolidated financial statements

As of March 31, 2024 and December 31, 2023

1. Business activity and current context

(a) Business activity -

Intercorp Financial Services Inc. and Subsidiaries (henceforth "IFS", “the Company” or “the Group”), is a limited liability holding company incorporated in the Republic of Panama on September 19, 2006, and is a Subsidiary of Intercorp Peru Ltd. (henceforth “Intercorp Peru”), a holding Company incorporated in 1997 in the Commonwealth of the Bahamas. As of March 31, 2024 and December 31, 2023, Intercorp Peru holds directly and indirectly 71.44 percent of the issued capital stock of IFS, equivalent to 71.20 percent of the outstanding capital stock of IFS.

IFS’s legal domicile is located at Av. Carlos Villarán 140 Urb. Santa Catalina, La Victoria, Lima, Peru.

As of March 31, 2024 and December 31, 2023, IFS holds 99.30 percent of the capital stock of Banco Internacional del Peru S.A.A. – Interbank (henceforth “Interbank”), 99.84 percent of the capital stock of Interseguro Compañía de Seguros S.A. (henceforth “Interseguro”), 100 percent of the capital stock of Inteligo Group Corp. (henceforth “Inteligo”) and 100 percent of Procesos de Medios de Pago and its subsidiary Izipay S.A.C (henceforth and together "Izipay"), acquired in April 2022.

The operations of Interbank, Interseguro and Izipay are concentrated in Peru, while the operations of Inteligo and its Subsidiaries (Interfondos S.A. Sociedad Administradora de Fondos, Inteligo Sociedad Agente de Bolsa S.A. and Inteligo Bank Ltd.) are mainly concentrated in Peru and Panama.

The main activities of IFS’s Subsidiaries and their assets, liabilities, equity, operating income, net income, balances and other relevant information are presented in Note 2.

The interim consolidated financial statements as of March 31, 2024, have been approved by the Audit Committee and Board’s Meeting held on May 9 and 13, 2024, respectively. The audited consolidated financial statements as of December 31, 2023, were approved by the General Shareholders’ Meeting held on April 01, 2024.

(b) Regulatory changes due to the Covid-19 pandemic and the political and social context –

During the Covid-19 pandemic, the Ministry of Economy and Finance (henceforth “MEF”, by its Spanish acronym), Central Reserve Bank of Peru (henceforth “BCRP”, by its Spanish acronym) and the SBS issued several resolutions aimed to alleviate the impacts of the pandemic.

In this sense, during the years 2020 and 2021, the Peruvian government implemented extraordinary measures to secure the continuity of the economy’s payment chain. The main measures implemented in the financial system were related to facilities for loans rescheduling (payment deferrals), suspension of counting of past due days, partial or total withdrawal of deposits for severance indemnity (“CTS” by its Spanish acronym), Repo operations with the Banco Central de Reserva del Peru (“BCRP” by its Spanish acronym) and the launching of credit programs guaranteed by the Peruvian Government, such as “Reactiva Peru”.

These measures had effects mainly on the subsidiary Interbank. Under the program “Reactiva Peru”, Interbank granted loans for S/6,617,142,000, which as of March 31, 2024 amounts to S/713,593,000, including accrued interest for S/45,887,000; S/552,675,000 being the amount covered by the guarantee of the Peruvian Government (as of December 31, 2023 amounted to S/848,886,000, including accrued interest for S/46,277,000; S/675,492,000 being the amount covered by the guarantee of the Peruvian Government). It should be noted that as of March 31, 2024 and December 31, 2023, Interbank made rescheduling for the “Reactiva Peru” program for an amount of approximately S/14,968,000 and S/25,928,000, respectively. On the other hand, as of March 31, 2024 and December 31, 2023, the balance of rescheduled loans under the “Reactiva Peru” program amounts to approximately S/596,682,000 and S/730,508,000, respectively.

On the other hand, the Superintendence of Banking, Insurance and Private Pension Funds (henceforth “SBS”, by its Spanish acronym) issued Official Multiple Letters that stablished measures related to loan rescheduling aimed to facilitate the debt payment of the financial sector’s clients. Also, the SBS authorized the entities of the financial sector to modify the contractual conditions of retail loans, provided they comply with several requirements. As of March 31,

2024 and December 31, 2023, the balances of the rescheduled loans amount to approximately S/3,205,669,000 and S/3,513,905,000, respectively.

2. Subsidiaries

IFS’s Subsidiaries are the following:

(a) Banco Internacional del Peru S.A.A. - Interbank and Subsidiaries -

Interbank is incorporated in Peru and is authorized by the SBS to operate as a universal bank in accordance with Peruvian law. The Interbank's operations are governed by the General Act of the Banking and Insurance System and Organic Act of the SBS – Act No. 26702 and its amendments (henceforth “the Banking and Insurance Act”), that establishes the requirements, rights, obligations, restrictions and other operating conditions that financial and insurance entities must comply with in Peru.

As of March 31, 2024, Interbank had 151 offices (153 offices as of December 31, 2023). Additionally, it holds approximately 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Internacional de Títulos Sociedad Titulizadora S.A. - Intertítulos S.T.	Manages securitization funds.
Compañía de Servicios Conexos Expressnet S.A.C.	Services related to credit card transactions or products related to the brand “American Express”.

(b) Interseguro Compañía de Seguros S.A. and Subsidiary -

Interseguro is incorporated in Peru and its operations are governed by the Banking and Insurance Act. It is authorized by the SBS to issue life and general risk insurance contracts.

Interseguro holds participations in Patrimonio Fideicometido D.S.093-2002-EF, Interproperties Holding (henceforth “Patrimonio Fideicometido – Interproperties Holding”), that is a structured entity, incorporated in April 2008, and in which several investors (related parties to the Group) contributed investment properties. Each investor or investors have ownership of and specific control over the contributed investment property. The fair values of the properties contributed by Interseguro that were included in this structured entity as of March 31, 2024 and December 31, 2023, amounted to S/85,615,000 and S/85,272,000, respectively; see Note 7. For accounting purposes and under IFRS 10 “Consolidated Financial Statements” the assets included in said structure are considered “silos”, because they are ring-fenced parts of the wider structured entity (the Patrimonio Fideicometido - Interproperties Peru). IFS has ownership and decision-making power over these properties and the Group has the exposure or rights to their returns; therefore, IFS consolidates the silos containing the investment properties that it controls.

(c) Inteligo Group Corp. and Subsidiaries -

Inteligo is an entity incorporated in the Republic of Panama. As of March 31, 2024 and December 31, 2023, it holds 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Inteligo Bank Ltd.

It is incorporated in The Commonwealth of the Bahamas and has a branch established in the Republic of Panama that operates under an international license issued by the Superintendence of Banks of the Republic of Panama. Its main activity is to provide private and institutional banking services, mainly to Peruvian citizens.

Inteligo Sociedad Agente de Bolsa S.A.	Brokerage firm incorporated in Peru.
Inteligo Peru Holding S.A.C.

Financial holding company incorporated in Peru in December 2018. As of March 31, 2024 and December 31, 2023, it holds 99.99 percent interest in Interfondos S.A. Sociedad Administradora de Fondos, company that manages mutual funds and investment funds.

Inteligo USA, Inc.	Incorporated in the United States of America in January 2019, provides investment consultancy and related services.

(d) Negocios e Inmuebles S.A. -

This entity was acquired by IFS as part of the purchase of Seguros Sura and Hipotecaria Sura in year 2017. As of March 31, 2024 and December 31, 2023, Negocios e Inmuebles S.A., holds 8.50 percent of Interseguro’s capital stock.

(e) San Borja Global Opportunities S.A.C. -

Its corporate purpose is the marketing of products and services through Internet, telephony or related and it operates under the commercial name of Shopstar (online Marketplace) dedicated to the sale of products from different stores locally.

(f) IFS Digital S.A.C. -

Entity incorporated in August 2020, which its corporate purpose is to perform any type of investments and related services.

(g) Procesos de Medios de Pago S.A. and subsidiary Izipay S.A.C. (Izipay) –

Both companies were acquired in April 2022. Procesos de Medios de Pago is dedicated to the development, management and operation of the shared service of transaction processing of credit and debit cards, through the acquirer role for the brands MasterCard, Visa and other private brands; also, it renders the processing service, through the issuer role, to entities of the financial system. Izipay is dedicated to the facilitation of payments and services, offering its services of technological, operating and safety infrastructure through the affiliation of commercial stores, as well as installation and maintenance of infrastructure for transactions through the electronic commerce modality, interconnected with the networks of payment methods processors.

In April 2022, IFS acquired control of Izipay, becoming it its Subsidiary. Since this time, Izipay consolidates its financial information together with IFS.

3. Significant accounting policies

3.1 Basis of presentation and use of estimates –

The interim consolidated financial statements as of March 31, 2024 and December 31, 2023, have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

The interim consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the IFS’s Audited Consolidated Financial Statements as of March 31, 2024 and December 31, 2023 (henceforth “Annual Consolidated Financial Statements”).

The accompanying interim consolidated financial statements have been prepared on the historical cost basis, except for investment property, derivative financial instruments, financial investments at fair value through profit or loss and through other comprehensive income, which have been measured at fair value. The interim consolidated financial statements are presented in Soles, which is the functional currency of the Group, and all values are rounded to the nearest thousand (S/(000)), except when otherwise indicated.

The preparation of the interim consolidated financial statements, in accordance with the International Financial Reporting Standards (henceforth “IFRS”) as issued by the International Accounting Standards Board (IASB), requires Management to make estimations and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in the notes to the interim consolidated financial statements.

In that sense, the estimates and criteria are continually assessed and are based on historical experience, as well as other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Existing circumstances and assumptions about future developments, however, may change due to markets’ behavior or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur. Actual results could differ from those estimates. The most significant estimates comprised in the accompanying interim consolidated financial statements are related to the calculation of the impairment of the portfolio of loan and financial investments, the measurement of the fair value of the financial investments and investment property, the assessment of the impairment of goodwill and the intangible of indefinite life, the liabilities for Insurance contracts and measurement of the fair value of derivative financial instruments; also, there are other estimates such as provisions for litigation, the estimated useful life of intangible assets and property, furniture and equipment, the estimation of deferred Income Tax and the determination of the terms and estimation of the interest rate of the lease contracts.

3.2 Basis of consolidation –

The interim consolidated financial statements of IFS comprise the financial statements of Intercorp Financial Services Inc. and Subsidiaries. The method adopted by IFS to consolidate financial information with its Subsidiaries is described in Note 3.3 to the Annual Consolidated Financial Statements and has not changed since then.

4. Cash and due from banks and inter-bank funds

(a) The detail of cash and due from banks is as follows:

	31.03.2024	31.12.2023
	S/(000)	S/(000)
Cash and clearing (b)	2,122,452	2,248,845
Deposits in the BCRP (b)	8,277,858	5,215,762
Deposits in banks (c)	1,631,654	1,609,604
Total cash and cash equivalent	12,031,964	9,074,211
Accrued interest	22,316	23,809
Restricted funds (d)	910,742	720,691
Total	12,965,022	9,818,711

Cash and cash equivalents presented in the interim consolidated statements of cash flows exclude the restricted funds and accrued interest.

(b) In accordance with rules in force, Interbank is required to maintain a legal reserve to honor its obligations with the public. This reserve is comprised of funds kept in Interbank and in the BCRP and is made up as follows:

	31.03.2024	31.12.2023
	S/(000)	S/(000)
Legal reserve (*)
Deposits in the BCRP	6,464,658	4,593,592
Cash in vaults	1,905,413	2,005,760
Subtotal legal reserve	8,370,071	6,599,352
Non-mandatory reserve
Overnight deposits in BCRP (**)	929,500	622,170
Term deposits in BCRP (***)	883,700	—
Cash and clearing	216,982	243,029
Subtotal non-mandatory reserve	2,030,182	865,199
Cash balances not subject to legal reserve	57	56
Total	10,400,310	7,464,607

(*) The legal reserve funds maintained in the BCRP are non-interest bearing, except for the part that exceeds the minimum reserve required that accrued interest at a nominal annual rate, established by the BCRP. Starting in February 2022, the rate used is the Secured Overnight Financing Rate (“SOFR”). As of March 31, 2024 and December 31, 2023, the Group presented excess in foreign currency that accrued interest in US Dollars at an annual average rate of 4.83 and 4.86 percent, respectively.

In Group Management’s opinion, Interbank has complied with the requirements established by the rules in force related to the computation of the legal reserve.

(**) As of March 31, 2024, corresponds to an overnight deposit in foreign currency for US$250,000,000 (approximately equivalent to S/929,500,000), with maturity at the beginning of April 2024, which accrued interest an annual interest rate of 5.34 percent (as of December 31, 2023, it corresponded to an overnight deposit in foreign currency for US$130,000,000 (approximately equivalent to S/482,170,000) and an overnight deposit in local currency for S/140,000,000, with maturity in the first days of January 2024, which accrued interest an annual interest rate of 5.33 and 4.0 percent, respectively).

(***) As of March 31, 2024, corresponds to an overnight deposit in local currency, with maturity in the first days of January 2024, and accrued interest an annual interest rate of 6.22 percent.

(c) Deposits in domestic banks and abroad are mainly in Soles and US Dollars, they are freely available and accrue interest at market rates.

(d) The Group maintains restricted funds related to:

	31.03.2024	31.12.2023
	S/(000)	S/(000)
Inter-bank transfers (*)	875,505	694,118
Derivative financial instruments, Note 8(b)	33,828	24,725
Others	1,409	1,848
Total	910,742	720,691

(*) Corresponds to funds held at BCRP to guarantee transfers made through the Electronic Clearing House ("CCE", by its Spanish acronym).

(e) Inter-bank funds -

These are loans made between financial institutions with maturity, in general, minor than 30 days. As of March 31, 2024, Inter-bank funds assets accrue interest at an annual rate of 6.25 percent in local currency and 5.50 percent in foreign currency and Inter-bank funds liabilities accrue interest at an annual rate of 6.25 percent in local currency and 5.40 in foreign currency (annual rate of 6.75 percent in local currency and 5.50 percent in foreign currency for Inter-bank funds assets and liabilities as of December 31, 2023); and do not have specific guarantees.

5. Financial investments

(a) This caption is made up as follows:

	31.03.2024	31.12.2023
	S/(000)	S/(000)

Debt instruments measured at fair value through other comprehensive income (b) and (c)	20,329,541	20,912,184
Investments at amortized cost (d)	3,878,961	3,383,014
Investments at fair value through profit or loss (e)	1,616,625	1,556,540
Equity instruments measured at fair value through other comprehensive income (f)	437,324	444,878
Total financial investments	26,262,451	26,296,616
Accrued income
Debt instruments measured at fair value through other comprehensive income (b)	211,949	334,385
Investments at amortized cost (d)	41,499	90,990
Total	26,515,899	26,721,991

(b) Following is the detail of debt instruments measured at fair value through other comprehensive income:

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated		S/		US$
	cost	Gains	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of March 31, 2024
Corporate, leasing and subordinated bonds (*)	9,523,688	38,543	(928,134)	8,634,097	Aug-24 / Feb-97	2.73	14.29	5.59	14.00
Sovereign Bonds of the Republic of Peru	8,287,764	401	(764,045)	7,524,120	Aug-24 / Feb-55	0.83	7.47	5.65	5.65
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru	3,185,134	72	(1,616)	3,183,590	Apr-24 / Sep-24	5.59	6.21	—	—
Global Bonds of the Republic of Peru	496,444	—	(35,350)	461,094	Jul-25 / Dec-32	—	—	5.14	5.48
Bonds guaranteed by the Peruvian Government	464,145	1,533	(8,585)	457,093	Oct-24 / Oct-33	3.43	5.26	6.69	7.92
Treasury Bonds of the United States of America	57,648	7	(3,563)	54,092	Apr-24 / Feb-32	—	—	4.19	5.00
Global Bonds of the United States of Mexico	17,829	—	(2,374)	15,455	Feb-34	—	—	5.78	5.78
Total	22,032,652	40,556	(1,743,667)	20,329,541
Accrued interest				211,949
Total				20,541,490

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated		S/		US$
	cost	Gains	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of December 31, 2023
Corporate, leasing and subordinated bonds (*)	9,443,384	83,511	(865,654)	8,661,241	Jan-24 / Feb-97	2.22	14.52	4.00	18.00
Sovereign Bonds of the Republic of Peru	8,320,671	13,599	(558,282)	7,775,988	Aug-24 / Feb-55	0.95	6.82	—	—
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru	3,445,361	3,638	(15)	3,448,984	Jan-24 / Sep-24	5.60	6.66	—	—
Bonds guaranteed by the Peruvian Government	475,542	7,810	(9,722)	473,630	Oct-24 / Oct-33	2.81	4.65	7.39	7.92
Global Bonds of the Republic of Peru	498,897	—	(35,564)	463,333	Jul-25 / Dec-32	—	—	4.76	5.23
Treasury Bonds of the United States of America	76,556	26	(3,252)	73,330	Jan-24 / Feb-32	—	—	3.87	5.00
Global Bonds of the United States of Mexico	17,769	—	(2,091)	15,678	Feb-34	—	—	5.51	5.51
Total	22,278,180	108,584	(1,474,580)	20,912,184
Accrued interest				334,385
Total				21,246,569

(*) As of March 31, 2024 and December 31, 2023, Inteligo holds corporate bonds from several entities for approximately S/76,387,000 and S/101,215,000, respectively, which guarantee loans received.

(c) The Group, according to the business model applied to these debt instruments, has the capacity to hold these investments for a sufficient period that allows the early recovery of the fair value, up to the maximum period for the early recovery or the due date.

Following is the movement of the provision for expected credit loss for these debt instruments, measured at fair value through other comprehensive income:

	31.03.2024	31.12.2023	31.03.2023
	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of the period	61,046	53,974	53,974
New assets originated or purchased	291	1,689	524
Assets derecognized or matured (excluding write-offs)	(2,975)	(993)	(267)
Effect on the expected credit loss due to the change of the stage during the year	2,096	(589)	261
Loss for impairment	41,723	9,440	9,699
Others	(2,336)	(2,059)	2,960
Period movement	38,799	7,488	13,177
Effect of foreign exchange variation	33	(416)	(302)
Expected credit loss at the end of the period	99,878	61,046	66,849

(d) As of March 31, 2024, investments at amortized cost correspond mainly to Sovereign Bonds of the Republic of Peru issued in Soles for an amount of S/3,645,951,000, including accrued interest for an amount of S/30,976,000 (as of December 31, 2023, corresponds to Sovereign Bonds of the Republic of Peru issued in Soles for an amount of S/3,393,962,000, including accrued interest for an amount of S/86,652,000). Said investments present low credit risk and the impairment loss is not significant.

As of March 31, 2024, these investments have maturity dates that range from August 2024 to August 2037, have accrued interest at effective annual rates between 4.36 percent and 7.46 percent, and estimated fair value amounting to approximately S/3,447,740,000 (as of December 31, 2023, their maturity dates ranged from August 2024 to August 2037, have accrued interest at effective annual rates between 4.36 percent and 7.50 percent, and estimated fair value amounting to approximately S/3,277,672,000).

Additionally, as of March 31, 2024, term deposits mainly issued in Soles are held, for an amount of S/274,509,000, included accrued interest amounting to S/10,523,000 (as of December 31, 2023, term deposits mainly issued in Soles are held, for an amount of S/80,042,000, included accrued interest amounting to S/4,338,000). Said investments present low credit risk and the impairment loss is not material. As of March 31, 2024, the maturity of these investments fluctuates between July 2024 and February 2029, have accrued interest at an annual effective rate between 2.00 percent and 8.80 percent, and their estimated fair value amounts to approximately S/274,509,000 (as of December 31, 2023, the maturity of these investments fluctuates between April 2024 and February 2029, accrued interest at an annual effective rate between 3.10 percent and 8.80 percent, and their estimated fair value amounted to approximately S/80,042,000).

As of March 31, 2024 and December 31, 2023, Interbank holds loans with the BCRP that are guaranteed with these sovereign bonds, classified as restricted, for approximately S/1,773,276,000 and S/2,058,931,000, respectively; see Note 10(a).

As of March 31, 2024 and December 31, 2023, Interbank holds loans with foreign banks that are guaranteed with these sovereign bonds, classified as restricted, for approximately S/434,936,000 and S/445,909,000, respectively, see Note 10(a).

(e) The composition of financial instruments at fair value through profit or loss is as follows:

	31.03.2024	31.12.2023
	S/(000)	S/(000)
Equity instruments
Local and foreign mutual funds and investment funds participations	1,191,970	1,169,491
Listed shares	230,220	253,203
Non-listed shares	125,155	122,482
Debt instruments
Adjustable Certificates of Deposit issued by the BCRP	43,667	—
Corporate, leasing and subordinated bonds	23,544	5,289
Negotiable Certificates of Deposits	2,069	6,075
Total	1,616,625	1,556,540

As of March 31, 2024 and December 31, 2023, investments at fair value through profit or loss include investments held for trading for approximately S/246,909,000 and S/194,033,000, respectively; and those assets that are necessarily measured at fair value through profit or loss for approximately S/1,369,716,000 and S/1,362,507,000, respectively.

(f) The composition of equity instruments measured at fair value through other comprehensive income is as follow:

	31.03.2024	31.12.2023
	S/(000)	S/(000)
Listed shares (g)	398,301	407,636
Non-listed shares	39,023	37,242
Total	437,324	444,878

As of March 31, 2024 and December 31, 2023, it corresponds to investments in shares in the biological sciences, distribution of machinery, energy, telecommunications, financial and massive consumption sectors that are listed on the domestic and foreign markets.

(g) Below are the debt instruments measured at fair value through other comprehensive income and at amortized cost, classified by stages, according to the definition by IFRS 9 as of March 31, 2024 and December 31, 2023:

	31.03.2024
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	11,139,095	—	—	11,139,095
Corporate, leasing and subordinated bonds	7,813,133	819,075	1,889	8,634,097
Negotiable Certificates of Deposit issued by the BCRP	3,183,590	—	—	3,183,590
Global Bonds of the Republic of Peru	461,094	—	—	461,094
Bonds guaranteed by the Peruvian government	457,093	—	—	457,093
Treasury Bonds of the United States of America	54,092	—	—	54,092
Global Bonds of the United States of Mexico	15,455	—	—	15,455
Others	263,986	—	—	263,986
Total	23,387,538	819,075	1,889	24,208,502

	31.12.2023
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	11,083,297	—	—	11,083,297
Corporate, leasing and subordinated bonds	7,909,365	750,179	1,697	8,661,241
Negotiable Certificates of Deposit issued by the BCRP	3,448,984	—	—	3,448,984
Bonds guaranteed by the Peruvian government	473,630	—	—	473,630
Global Bonds of the Republic of Peru	463,333	—	—	463,333
Treasury Bonds of the United States of America	73,330	—	—	73,330
Global Bonds of the United States of Mexico	15,678	—	—	15,678
Others	75,705	—	—	75,705
Total	23,543,322	750,179	1,697	24,295,198

6. Loans, net

(a) This caption is made up as follows:

	31.03.2024	31.12.2023
	S/(000)	S/(000)
Direct loans
Loans (*)	35,856,510	35,789,130
Credit cards and other loans (**)	5,663,365	6,023,769
Discounted notes	1,239,049	1,567,411
Leasing	1,487,347	1,495,290
Factoring	1,091,516	1,244,795
Advances and overdrafts	65,107	14,617
Refinanced loans	471,489	461,995
Past due and under legal collection loans	1,695,708	1,652,151
	47,570,091	48,249,158
Plus (minus)
Accrued interest from performing loans	681,107	657,355
Unearned interest and interest collected in advance	(33,046)	(36,706)
Impairment allowance for loans (d)	(2,222,708)	(2,349,425)
Total direct loans, net	45,995,444	46,520,382
Indirect loans	4,422,795	4,743,480

(*) As of March 31, 2024 and December 31, 2023, Interbank maintains repo operations of loans represented in securities according to the BCRP’s definition. In consequence, loans provided as guarantee amounts to S/413,820,000 and S/504,158,000, respectively, and is presented in the caption “Loan, net”, and the related liability is presented in the caption “Due to banks and correspondents” of the interim consolidated statement of financial position; see Note 10(b).

(**) As of March 31, 2024 and December 31, 2023, it includes non-revolving consumer loans related to credit card lines for approximately S/2,983,706,000 and S/3,149,149,000, respectively.

(b) The classification of the direct loan portfolio is as follows:

	31.03.2024	31.12.2023
	S/(000)	S/(000)
Commercial loans (c.1)	20,720,575	21,155,476
Consumer loans (c.1)	15,936,596	16,325,460
Mortgage loans (c.1)	9,986,476	9,834,398
Small and micro-business loans (c.1)	926,444	933,824
Total	47,570,091	48,249,158

For purposes of estimating the impairment loss in accordance with IFRS 9, the Group's loans are segmented into homogeneous groups that share similar risk characteristic. In this sense, the Group has determined three types of loan portfolios: Retail Banking (consumer and mortgage loans), Commercial Banking (commercial loans) and Small Business Banking (loans to small and micro-business).

(c) The following table shows the credit quality and maximum exposure to credit risk based on the Group's internal credit rating as of March 31, 2024 and December 31, 2023. The amounts presented do not consider impairment.

	31.03.2024				31.12.2023
Direct loans, (c.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	34,018,051	1,587,418	—	35,605,469	35,098,364	1,068,674	—	36,167,038
Standard grade	2,869,215	701,621	—	3,570,836	2,832,251	1,510,897	—	4,343,148
Sub-standard grade	1,268,031	1,368,799	—	2,636,830	1,367,503	1,450,751	—	2,818,254
Past due but not impaired	2,378,670	1,781,833	—	4,160,503	1,949,892	1,460,138	—	3,410,030
Impaired
Individually	—	—	45,392	45,392	—	—	36,257	36,257
Collectively	—	—	1,551,061	1,551,061	—	—	1,474,431	1,474,431
Total direct loans	40,533,967	5,439,671	1,596,453	47,570,091	41,248,010	5,490,460	1,510,688	48,249,158

	31.03.2024				31.12.2023
Contingent Credits: Guarantees and stand by letters, import and export letters of credit (substantially, all indirect loans correspond to commercial loans)	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)
Not impaired
High grade	3,917,881	400,037	—	4,317,918	3,988,999	457,518	—	4,446,517
Standard grade	24,541	24,405	—	48,946	32,433	214,806	—	247,239
Sub-standard grade	2,085	36,665	—	38,750	2,823	31,101	—	33,924
Past due but not impaired	—	—	—	—	—	—	—	—
Impaired	—	—	—
Individually	—	—	6,181	6,181	—	—	6,181	6,181
Collectively	—	—	11,000	11,000	—	—	9,619	9,619
Total indirect loans	3,944,507	461,107	17,181	4,422,795	4,024,255	703,425	15,800	4,743,480

(c.1) The following tables show the credit quality and maximum exposure to credit risk for each classification of the direct loans:

	31.03.2024				31.12.2023
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Commercial loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	14,073,361	1,358,482	—	15,431,843	14,979,356	855,890	—	15,835,246
Standard grade	1,447,550	304,974	—	1,752,524	1,347,961	1,013,803	—	2,361,764
Sub-standard grade	350,302	205,896	—	556,198	450,577	314,063	—	764,640
Past due but not impaired	1,857,076	677,304	—	2,534,380	1,431,064	364,603	—	1,795,667
Impaired
Individually	—	—	45,392	45,392	—	—	36,257	36,257
Collectively	—	—	400,238	400,238	—	—	361,902	361,902
Total direct loans	17,728,289	2,546,656	445,630	20,720,575	18,208,958	2,548,359	398,159	21,155,476

	31.03.2024				31.12.2023
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Consumer loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	11,207,265	170,476	—	11,377,741	11,475,514	199,501	—	11,675,015
Standard grade	914,332	356,078	—	1,270,410	945,060	452,811	—	1,397,871
Sub-standard grade	705,299	748,178	—	1,453,477	717,526	755,121	—	1,472,647
Past due but not impaired	260,371	819,296	—	1,079,667	217,712	829,119	—	1,046,831
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	755,301	755,301	—	—	733,096	733,096
Total direct loans	13,087,267	2,094,028	755,301	15,936,596	13,355,812	2,236,552	733,096	16,325,460

	31.03.2024				31.12.2023
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Mortgage loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	8,188,126	16,645	—	8,204,771	8,093,031	13,283	—	8,106,314
Standard grade	431,754	21,635	—	453,389	433,968	17,124	—	451,092
Sub-standard grade	207,305	381,913	—	589,218	193,340	348,274	—	541,614
Past due but not impaired	226,250	226,699	—	452,949	261,100	200,873	—	461,973
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	286,149	286,149	—	—	273,405	273,405
Total direct loans	9,053,435	646,892	286,149	9,986,476	8,981,439	579,554	273,405	9,834,398

	31.03.2024				31.12.2023
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Small and micro-business loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	549,299	41,815	—	591,114	550,463	—	—	550,463
Standard grade	75,579	18,934	—	94,513	105,262	27,159	—	132,421
Sub-standard grade	5,125	32,812	—	37,937	6,060	33,293	—	39,353
Past due but not impaired	34,973	58,534	—	93,507	40,016	65,543	—	105,559
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	109,373	109,373	—	—	106,028	106,028
Total direct loans	664,976	152,095	109,373	926,444	701,801	125,995	106,028	933,824

(d) The balances of the direct and indirect loan portfolio and the movement of the respective allowance for expected credit loss, calculated according to IFRS 9, is as follows:

(d.1) Direct loans

	31.03.2024				31.03.2023				31.12.2023
Changes in the allowance for expected credit losses for direct loans, see (d.1.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year balances	545,242	833,912	970,271	2,349,425	608,558	737,286	682,011	2,027,855	2,027,855
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	90,409	—	—	90,409	109,637	—	—	109,637	624,484
Assets matured or derecognized (excluding write-offs)	(37,146)	(18,300)	(10,000)	(65,446)	(35,702)	(17,249)	(7,857)	(60,808)	(238,860)
Transfers to Stage 1	98,431	(97,024)	(1,407)	—	86,564	(82,958)	(3,606)	—	—
Transfers to Stage 2	(76,118)	84,368	(8,250)	—	(75,400)	89,200	(13,800)	—	—
Transfers to Stage 3	(6,542)	(222,457)	228,999	—	(4,835)	(118,369)	123,204	—	—
Impact on the expected credit loss for credits that change stage in the period (*)	(75,752)	194,465	423,620	542,333	(63,991)	201,263	210,009	347,281	1,575,906
Others (**)	(71,959)	(25,699)	82,348	(15,310)	(62,468)	(41,125)	75,807	(27,786)	37,701
Total	(78,677)	(84,647)	715,310	551,986	(46,195)	30,762	383,757	368,324	1,999,231
Write-offs	—	—	(713,098)	(713,098)	—	—	(328,024)	(328,024)	(1,813,670)
Recovery of written–off loans	—	—	33,895	33,895	—	—	32,451	32,451	138,886
Foreign exchange effect	64	94	342	500	(198)	(164)	(1,383)	(1,745)	(2,877)
Expected credit loss at the end of period	466,629	749,359	1,006,720	2,222,708	562,165	767,884	768,812	2,098,861	2,349,425

(*) During 2024 and 2023, the Group applied expert judgement with the purpose of reflecting the effects of the possible impact of the El Niño event and the political and economic uncertainty, respectively, that were not considered in the forward-looking model.

(**) Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(d.1.1) The following tables show the movement of the allowance for expected credit losses for each classification of the direct loan portfolio:

	31.03.2024				31.03.2023				31.12.2023
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	51,611	64,470	162,385	278,466	45,474	47,311	154,299	247,084	247,084
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	22,483	—	—	22,483	15,566	—	—	15,566	47,129
Assets derecognized or matured (excluding write-offs)	(13,778)	(7,173)	(1,046)	(21,997)	(9,708)	(3,421)	(350)	(13,479)	(39,705)
Transfers to Stage 1	6,509	(6,509)	—	—	4,293	(3,119)	(1,174)	—	—
Transfers to Stage 2	(11,096)	12,384	(1,288)	—	(9,756)	12,527	(2,771)	—	—
Transfers to Stage 3	(140)	(7,751)	7,891	—	(1,529)	(9,799)	11,328	—	—
Impact on the expected credit loss for credits that change stage in the period (*)	(4,662)	5,202	18,113	18,653	(2,653)	4,206	26,638	28,191	46,093
Others (**)	(6,956)	(1,135)	(4,632)	(12,723)	923	2,217	(17,421)	(14,281)	37,739
Total	(7,640)	(4,982)	19,038	6,416	(2,864)	2,611	16,250	15,997	91,256
Write-offs	—	—	(8,480)	(8,480)	—	—	(13,551)	(13,551)	(62,960)
Recovery of written–off loans	—	—	1,098	1,098	—	—	1,462	1,462	5,189
Foreign exchange effect	62	54	233	349	(190)	(103)	(946)	(1,239)	(2,103)
Expected credit loss at the end of period	44,033	59,542	174,274	277,849	42,420	49,819	157,514	249,753	278,466

(*) Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(**) During 2024 and 2023, the Group applied expert judgement with the purpose of reflecting the effects of the possible impact of the El Niño event and the political and economic uncertainty, respectively, that were not considered in the forward-looking model.

	31.03.2024				31.03.2023				31.12.2023
Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	466,606	713,361	682,417	1,862,384	534,005	657,474	430,902	1,622,381	1,622,381
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	60,405	—	—	60,405	88,163	—	—	88,163	552,847
Assets derecognized or matured (excluding write-offs)	(21,869)	(9,930)	(3,645)	(35,444)	(24,264)	(13,500)	(5,141)	(42,905)	(163,883)
Transfers to Stage 1	81,828	(80,571)	(1,257)	—	76,110	(74,764)	(1,346)	—	—
Transfers to Stage 2	(57,608)	61,169	(3,561)	—	(59,125)	66,132	(7,007)	—	—
Transfers to Stage 3	(5,714)	(198,479)	204,193	—	(1,638)	(95,495)	97,133	—	—
Impact on the expected credit loss for credits that change stage in the period (*)	(62,590)	172,026	374,435	483,871	(56,604)	187,349	145,106	275,851	1,403,885
Others (**)	(62,446)	(25,736)	89,916	1,734	(63,634)	(46,142)	117,936	8,160	(28,733)
Total	(67,994)	(81,521)	660,081	510,566	(40,992)	23,580	346,681	329,269	1,764,116
Write-offs	—	—	(666,614)	(666,614)	—	—	(300,131)	(300,131)	(1,647,576)
Recovery of written–off loans	—	—	30,576	30,576	—	—	28,933	28,933	123,679
Foreign exchange effect	—	37	47	84	—	(46)	(118)	(164)	(216)
Expected credit loss at the end of period	398,612	631,877	706,507	1,736,996	493,013	681,008	506,267	1,680,288	1,862,384

(*) Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(**) During 2024 and 2023, the Group applied expert judgement with the purpose of reflecting the effects of the possible impact of the El Niño event and the political and economic uncertainty, respectively, that were not considered in the forward-looking model.

	31.03.2024				31.03.2023				31.12.2023
Mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	6,794	25,753	54,651	87,198	4,236	12,285	45,101	61,622	61,622
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	1,091	—	—	1,091	198	—	—	198	3,949
Assets derecognized or matured (excluding write-offs)	(94)	(574)	(3,209)	(3,877)	(33)	(127)	(1,942)	(2,102)	(11,639)
Transfers to Stage 1	6,267	(6,267)	—	—	3,293	(3,293)	—	—	—
Transfers to Stage 2	(1,330)	4,447	(3,117)	—	(248)	3,821	(3,573)	—	—
Transfers to Stage 3	(121)	(1,738)	1,859	—	(44)	(1,302)	1,346	—	—
Impact on the expected credit loss for credits that change stage in the period (*)	(6,032)	8,199	8,564	10,731	(3,124)	3,362	6,567	6,805	31,022
Others (**)	(488)	(384)	(698)	(1,570)	97	229	(499)	(173)	6,370
Total	(707)	3,683	3,399	6,375	139	2,690	1,899	4,728	29,702
Write-offs	—	—	(360)	(360)	—	—	(344)	(344)	(3,580)
Recovery of written–off loans	—	—	—	—	—	—	—	—	—
Foreign exchange effect	2	3	60	65	(8)	(14)	(312)	(334)	(546)
Expected credit loss at the end of period	6,089	29,439	57,750	93,278	4,367	14,961	46,344	65,672	87,198

(*) Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(**) During 2024 and 2023, the Group applied expert judgement with the purpose of reflecting the effects of the possible impact of the El Niño event and the political and economic uncertainty, respectively, that were not considered in the forward-looking model.

	31.03.2024				31.03.2023				31.12.2023
Small and micro-business loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	20,231	30,328	70,818	121,377	24,843	20,216	51,709	96,768	96,768
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	6,430	—	—	6,430	5,710	—	—	5,710	20,559
Assets derecognized or matured (excluding write-offs)	(1,405)	(623)	(2,100)	(4,128)	(1,697)	(201)	(424)	(2,322)	(23,633)
Transfers to Stage 1	3,827	(3,677)	(150)	—	2,868	(1,782)	(1,086)	—	—
Transfers to Stage 2	(6,084)	6,368	(284)	—	(6,271)	6,720	(449)	—	—
Transfers to Stage 3	(567)	(14,489)	15,056	—	(1,624)	(11,773)	13,397	—	—
Impact on the expected credit loss for credits that change stage in the period (*)	(2,468)	9,038	22,508	29,078	(1,610)	6,346	31,698	36,434	94,906
Others (**)	(2,069)	1,556	(2,238)	(2,751)	146	2,571	(24,209)	(21,492)	22,325
Total	(2,336)	(1,827)	32,792	28,629	(2,478)	1,881	18,927	18,330	114,157
Write-offs	—	—	(37,644)	(37,644)	—	—	(13,998)	(13,998)	(99,554)
Recovery of written–off loans	—	—	2,221	2,221	—	—	2,056	2,056	10,018
Foreign exchange effect	—	—	2	2	—	(1)	(7)	(8)	(12)
Expected credit loss at the end of period	17,895	28,501	68,189	114,585	22,365	22,096	58,687	103,148	121,377

(*) Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(**) During 2024 and 2023, the Group applied expert judgement with the purpose of reflecting the effects of the possible impact of the El Niño event and the political and economic uncertainty, respectively, that were not considered in the forward-looking model.

(d.2) Indirect loans (substantially, all indirect loans correspond to commercial loans)

	31.03.2024				31.03.2023				31.12.2023
Changes in the allowance for expected credit losses for indirect loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year balances	6,624	3,939	7,369	17,932	8,354	18,205	8,936	35,495	35,495
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	1,166	—	—	1,166	1,059	—	—	1,059	4,770
Assets derecognized or matured	(1,206)	(440)	(35)	(1,681)	(802)	(779)	(268)	(1,849)	(6,824)
Transfers to Stage 1	1,183	(1,183)	—	—	216	(216)	—	—	—
Transfers to Stage 2	(397)	397	—	—	(441)	491	(50)	—	—
Transfers to Stage 3	—	(26)	26	—	—	(18)	18	—	—
Impact on the expected credit loss for credits that change stage in the period	(874)	86	149	(639)	(113)	93	271	251	(210)
Others (*)	(1,261)	(651)	21	(1,891)	(142)	(5)	(27)	(174)	(15,149)
Total	(1,389)	(1,817)	161	(3,045)	(223)	(434)	(56)	(713)	(17,413)
Foreign exchange effect	5	1	—	6	(69)	(52)	(2)	(123)	(150)
Expected credit loss at the end of period, Note 8(a)	5,240	2,123	7,530	14,893	8,062	17,719	8,878	34,659	17,932

(*) Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

7. Investment property

(a) This caption is made up as follows:

	31.03.2024	31.12.2023	Acquisition or construction year	Valuation methodology as of March 31, 2024 and December 31, 2023
	S/(000)	S/(000)
Land (i)
San Isidro – Lima	270,370	269,194	2009	Appraisal
San Martín de Porres – Lima	78,135	77,970	2015	Appraisal
Nuevo Chimbote	35,525	34,724	2021	Appraisal
Santa Clara – Lima	27,295	27,229	2017	Appraisal
Sullana	23,809	23,751	2012	Appraisal
Others	9,001	8,987	-	Appraisal/Cost
	444,135	441,855
Completed investment property - “Real Plaza” shopping malls (i)
Talara	28,191	28,991	2015	DCF
	28,191	28,991
Buildings (i)
Ate Vitarte – Lima	164,902	160,208	2006	DCF/Appraisal
Piura	135,199	131,144	2008/2020	DCF/Appraisal
Orquídeas - San Isidro – Lima	131,607	128,593	2017	DCF
Chorrillos – Lima	97,659	94,184	2017	DCF
Paseo del Bosque	88,780	87,168	2021	DCF
Chimbote	48,531	47,054	2015	DCF
Pardo (Vivanda)	44,521	12,903	2021	DCF
Maestro-Huancayo	35,455	34,978	2017	DCF
Cuzco	28,658	28,167	2017	DCF
Panorama – Lima	22,848	22,136	2016	DCF
Trujillo	16,576	16,225	2016	DCF
Cercado de Lima – Lima	16,326	15,908	2017	DCF
Pardo y Aliaga – Lima	14,530	14,790	2008	DCF
Others	35,666	34,588	-	DCF
	881,258	828,046

Total	1,353,584	1,298,892

DCF: Discounted cash flow

(i) As of March 31, 2024 and December 31, 2023, there are no liens on investment property.

(b) The net gain on investment properties as of March 31, 2024 and 2023, consists of the following:

	31.03.2024	31.03.2023
	S/(000)	S/(000)
Income from rental of investment property	17,375	15,408
Gain (loss) on valuation of investment property	18,286	(11,384)
Total	35,661	4,024

(c) The movement of investment property for the three-month period ended March 31, 2024 and 2023, is as follows:

	31.03.2024	31.03.2023
	S/(000)	S/(000)
Beginning of period balance	1,298,892	1,287,717
Additions	36,406	1,705
Gain (loss) on valuation	18,286	(11,384)
Others	—	(1,768)
Balance as of March 31	1,353,584	1,276,270
Balance as of December 31, 2023		1,298,892

8. Other accounts receivable and other assets, net, and other accounts payable, provisions and other liabilities

(a) These captions are comprised of the following:

	31.03.2024	31.12.2023
	S/(000)	S/(000)
Other accounts receivable and other assets
Financial instruments
Other accounts receivable, net	756,080	663,090
POS commission receivable	589,701	420,644
Accounts receivable related to derivative financial instruments (b)	163,723	158,101
Accounts receivable from sale of investments	161,762	63,466
Operations in process	112,822	83,640
Others	13,667	15,640
	1,797,755	1,404,581
Non-financial instruments
Tax paid to recover	582,588	422,248
Deferred charges	116,483	101,551
Deffered cost of POS affiliation and registration	91,544	92,511
Realizable assets, received as payment and seized through legal actions	28,738	28,933
Tax credit for General Sales Tax - IGV	27,291	32,482
Investments in associates	23,301	22,548
Others	21,281	20,294
	891,226	720,567
Total	2,688,981	2,125,148

	31.03.2024	31.12.2023
	S/(000)	S/(000)
Other accounts payable, provisions and other liabilities
Financial instruments
Contract liability with investment component	1,064,915	1,020,197
Third party compensation (**)	997,448	763,039
Other accounts payable	773,966	718,138
Operations in process	257,111	226,428
Accounts payable for acquisitions of investments	236,459	106,955
Accounts payable related to derivative financial instruments (b)	178,389	145,395
Lease liabilities	106,801	90,513
Workers’ profit sharing and salaries payable	86,716	105,734
Allowance for indirect loan losses, Note 6(d.2)	14,893	17,932
Accounts payable to reinsurers and coinsurers	5,609	7,260
	3,722,307	3,201,591
Non-financial instruments
Taxes payable	106,397	80,331
Provision for other contingencies	76,957	70,671
Deferred income (***)	23,084	23,490
Registration for use of POS	21,761	21,962
Others	6,764	9,315
	234,963	205,769
Total	3,957,270	3,407,360

(**) Corresponds mainly to outstanding balances payable to affiliated businesses, for the consumptions made by the cards users, net of the respective fee charged by Izipay, which are mainly settled the day after the transaction was made.

(***) Corresponds mainly to deferred fees for indirect loans (mainly guarantee letters) and the transactions registered in Izipay related to installments pending of accrual within the contract’s term with affiliated businesses.

(b) The following table presents, as of March 31, 2024 and December 31, 2023, the fair value of derivative financial instruments recorded as assets or liabilities, including their notional amounts.

	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
As of March 31, 2024	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading -
Forward exchange contracts	48,638	41,045	8,511,200	—	Between April 2024 and December 2025	-	-
Interest rate swaps	44,842	30,713	1,540,708	—	Between May 2024 and June 2036	-	-
Cross swaps	19,409	54,345	1,787,783	—	Between April 2024 and April 2028	-	-
Options	390	408	165,637	—	Between May 2024 and December 2024	-	-
	113,279	126,511	12,005,328	—
Derivatives held as hedges - Cash flow hedges:
Cross currency swaps (CCS)	—	16,155	1,115,400	(6,314)	October 2026	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	49,222	—	558,150	(5,381)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	97	2,636	241,670	334	Between January 2025 and June 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	3,386	185,900	243	May 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	6,045	111,540	48	August 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	8,347	111,540	229	October 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	6,213	74,420	(623)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	6,006	74,420	(652)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	1,125	—	74,360	203	February 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	3,090	37,180	85	November 2024	Due to banks	Due to banks and correspondents
	50,444	51,878	2,584,580	(11,828)
	163,723	178,389	14,589,908	(11,828)

	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
As of December 31, 2023	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading -
Forward exchange contracts	36,595	29,517	4,875,692	—	Between January 2024 and December 2025	-	-
Interest rate swaps	40,350	25,196	1,530,493	—	Between March 2024 and June 2036	-	-
Cross swaps	20,982	44,897	1,370,799	—	Between January 2024 and April 2028	-	-
Options	1,172	1,174	279,047	—	Between January 2024 and December 2024	-	-
	99,099	100,784	8,056,031	—
Derivatives held as hedges- Cash flow hedges:
Cross currency swaps (CCS)	2,958	7,383	1,112,700	(10,199)	October 2026	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	56,044	—	556,950	(3,309)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	3,020	241,085	(1,374)	Between January 2025 and June 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	3,823	185,450	(1,234)	May 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	6,708	111,270	(578)	August 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	9,442	111,270	(277)	October 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	5,245	74,260	(2,401)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	5,041	74,260	(1,923)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	811	74,180	(619)	February 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	3,138	37,090	(88)	November 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	—	—	(669)	—	Corporate bonds	Bonds, notes and obligations outstanding
	59,002	44,611	2,578,515	(22,671)
	158,101	145,395	10,634,546	(22,671)

(i) As of March 31, 2024 and December 31, 2023, certain derivative financial instruments hold collateral deposits; see Note 4(d).

(ii) For the designated hedging derivatives mentioned in the table above, changes in fair values of hedging instruments completely offset the changes in fair values of hedged items; therefore, there has been no hedge ineffectiveness as of March 31, 2024 and December 31, 2023. During 2024 and 2023, there were no discontinued hedges accounting.

(iii) Derivatives held for trading are traded mainly to satisfy clients’ needs. The Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedging accounting requirements.

9. Deposits and obligations

(a) This caption is made up as follows:

	31.03.2024	31.12.2023
	S/(000)	S/(000)
Saving deposits	17,883,166	17,756,097
Time deposits	19,244,637	17,288,629
Demand deposits	13,230,629	13,376,375
Compensation for service time (c)	725,543	760,551
Other obligations	15,643	6,582
Total	51,099,618	49,188,234

(b) Interest rates applied to deposits and obligations are determined based on the market interest rates.

(c) In May 2022, through Act No. 31480 “Act Authorizing the Withdrawal of Severance Indemnities to Cover Economic Needs Caused by the Covid-19 Pandemic”, the Peruvian government authorized clients, until December 31, 2023, to withdraw the 100 percent of these deposits. As part of this benefit, during 2023, approximately 308,000 clients withdrew approximately S/1,061,734,000.

(d) As of March 31, 2024 and December 31, 2023, deposits and obligations of approximately S/18,375,602,000 and S/18,668,431,000, respectively, are covered by the Peruvian Deposit Insurance Fund. Likewise, at those dates, the coverage of the Deposit Insurance Fund by each client is up to S/112,420 and S/123,810, respectively.

10. Due to banks and correspondents

(a) This caption is comprised of the following:

	31.03.2024	31.12.2023
	S/(000)	S/(000)
By type -
Banco Central de Reserva del Peru (b)	3,595,956	3,683,687
Promotional credit lines	2,038,599	2,014,600
Loans received from foreign entities	2,667,885	2,895,637
Loans received from Peruvian entities	402,657	309,525
	8,705,097	8,903,449
Interest and commissions payable	106,961	122,481
	8,812,058	9,025,930
By term -
Short term	4,861,689	4,852,495
Long term	3,950,369	4,173,435
Total	8,812,058	9,025,930

(b) As part of the exceptional measures implemented to mitigate the financial and economic impact generated by the Covid-19 pandemic, see Note 1(c), the BCRP issued a series of regulations related to the loans repurchase agreements. As of March 31, 2024 and December 31, 2023, Interbank maintains this type of reporting operations guaranteed by a loan portfolio for approximately S/413,820,000 and S/540,158,000, respectively. See Note 6(a).

11. Bonds, notes and other obligations

(a) This caption is comprised of the following:

Issuance	Issuer	Annual interest rate	Payment frequency	Maturity	Amount issued	31.03.2024	31.12.2023
					(000)	S/(000)	S/(000)
Local issuances
Subordinated bonds – third program (b)
Third - single series	Interseguro	4.84%	Semi-annually	2030	US$25,000	92,950	92,725
First - single series	Interseguro	6.00%	Semi-annually	2029	US$20,000	74,283	74,102
Second - single series	Interseguro	4.34%	Semi-annually	2029	US$20,000	74,360	74,180
						241,593	241,007
Corporate bonds – second program
Fifth (A series)	Interbank	3.41% + VAC (*)	Semi-annually	2029	S/150,000	150,000	150,000
Total local issuances						391,593	391,007
International issuances
Subordinated bonds	Interbank	7.625%	Semi-annually	2034	US$300,000	1,107,147	—
Subordinated bonds	Interbank	4.000%	Semi-annually	2030	US$300,000	1,110,126	1,107,228
Corporate bonds	Interbank	5.000%	Semi-annually	2026	S/312,000	311,681	311,644
Senior bonds	IFS	4.125%	Semi-annually	2027	US$300,000	1,047,783	1,045,258
Corporate bonds	Interbank	3.250%	Semi-annually	2026	US$400,000	1,482,006	1,477,909
Subordinated bonds	Interbank	6.625%	Semi-annually	2029	US$300,000	—	1,112,438
Total international issuances						5,058,743	5,054,477
Total local and international issuances						5,450,336	5,445,484
Interest payable						109,672	106,145
Total						5,560,008	5,551,629

(*) The Spanish term “Valor de actualización constante“ is referred to amounts in Soles indexed by inflation.

(b) International issuances are listed at the Luxembourg Stock Exchange. On the other hand, the local and international issuances include standard clauses of compliance with financial ratios, the use of funds and other administrative matters. In the opinion of the Group’s Management and its legal advisers, these clauses have been meet.

12. Assets and Liabilities for insurance and reinsurance contracts

(a) This caption is comprised of the following:

	31.03.2024			31.12.2023
	Assets	Liabilities	Net	Assets	Liabilities	Net
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Reinsurance contracts held (*)	(27,839)	4,018	(23,821)	(26,287)	1,895	(24,392)

Insurance contracts issued
Remaining coverage liability	—	11,650,967	11,650,967	—	12,000,220	12,000,220
Liability for claims incurred	—	202,719	202,719	—	205,421	205,421
Total insurance contracts issued (b) and (c)	—	11,853,686	11,853,686	—	12,205,641	12,205,641
Total reinsurance contracts held and issued	(27,839)	11,857,704	11,829,865	(26,287)	12,207,536	12,181,249

(*) Correspond to the ceded part of the reinsurance contracts mainly life insurance contracts.

(b) The composition of issued insurance contract liabilities is presented below:

	31.03.2024
	Liabilities remaining coverage		Liabilities remaining coverage for claims incurred in contracts measured by the general model (BBA) and variable rate model (VFA)		Liabilities Claim incurred contracts measured by the Premium Allocation Approach (PAA)
	Excluding loss component	Loss component	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2024	11,301,149	699,071	155,649	5,257	43,237	1,278	12,205,641
Insurance premiums earned	(186,749)	—	—	—	—	—	(186,749)
Contracts under fair value, BBA and VFA approach	(131,301)	—	—	—	—	—	(131,301)
Contracts under PAA approach	(55,448)	—	—	—	—	—	(55,448)
Insurance service expenses	29,019	39,142	112,689	(10)	28,370	(118)	209,092
Claims and other expenses incurred	—	—	245,109	4	14,077	(118)	259,072
Amortization of insurance acquisition cash flows	29,019	—	—	—	—	—	29,019
Losses on onerous contracts and reversals of those losses	—	39,142	—	—	—	—	39,142
Changes to liabilities for incurred claims	—	—	(132,420)	(14)	14,293	—	(118,141)
Insurance service result	(157,730)	39,142	112,689	(10)	28,370	(118)	22,343

Insurance financial expenses	(311,028)	9,019	—	—	261	—	(301,748)
Insurance financial result	141,553	9,019	—	—	261	—	150,833
Interest rate effect (*)	(452,581)	—	—	—	—	—	(452,581)

Effect of movements in exchange rates	11,422	1,081	20	(1)	43	—	12,565
Total changes in the statement of income and other comprehensive income	(457,336)	49,242	112,709	(11)	28,674	(118)	(266,840)
Net cash flow and investment component	58,841	—	(113,015)	—	(30,941)	—	(85,115)
Premiums received	255,678	—	—	—	—	—	255,678
Claims and other expenses paid	—	—	(256,467)	—	(30,941)	—	(287,408)
Insurance acquisition cash flows	(53,124)	—	—	—	—	—	(53,124)
Investment component	(143,714)	—	143,453	—	—	—	(261)
Balance as of March 31, 2024	10,902,654	748,313	155,343	5,246	40,970	1,160	11,853,686

(*) Comprises the variation in market interest rate. In 2024, the rates for pension business in US Dollars presented a decrease from 6.409 percent in 2023 to 6.374 percent in 2024; whereas for pension business in soles presented an increase from 6.962 percent in 2023 to 7.442 percent in 2024; and for pension business in soles VAC presented an increase, from 3.722 percent in 2023 to 4.295 percent in 2024.

	31.12.2023
	Liabilities remaining coverage		Liabilities remaining coverage for claims incurred in contracts measured by the general model (BBA) and variable rate model (VFA)		Liabilities Claim incurred contracts measured by the Premium Allocation Approach (PAA)
	Excluding loss component	Loss component	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2023	10,337,035	685,630	151,594	5,411	45,278	2,897	11,227,845
Insurance premiums earned	(720,636)	—	—	—	—	—	(720,636)
Contracts under fair value, BBA and VFA approach	(495,923)	—	—	—	—	—	(495,923)
Contracts under PAA approach	(224,713)	—	—	—	—	—	(224,713)
Insurance service expenses	127,009	(12,547)	433,958	(81)	106,801	(1,566)	653,574
Claims and other expenses incurred	—	—	965,054	(81)	58,884	(1,566)	1,022,291
Amortization of insurance acquisition cash flows	127,009	—	—	—	—	—	127,009
Losses on onerous contracts and reversals of those losses	—	(12,547)	—	—	—	—	(12,547)
Changes to liabilities for incurred claims	—	—	(531,096)	—	47,917	—	(483,179)
Insurance service result	(593,627)	(12,547)	433,958	(81)	106,801	(1,566)	(67,062)

Insurance financial expenses	1,499,572	29,771	—	—	(545)	—	1,528,798
Insurance financial result	543,941	29,771	—	—	(545)	—	573,167
Interest rate effect (*)	955,631	—	—	—	—	—	955,631

Effect of movements in exchange rates	(135,726)	(3,736)	(447)	(73)	(213)	(53)	(140,248)
Total changes in the statement of income and other comprehensive income	770,219	13,488	433,511	(154)	106,043	(1,619)	1,321,488
Net cash flow and investment component	193,895	(47)	(429,456)	—	(108,084)	—	(343,692)
Premiums received	974,312	—	—	—	—	—	974,312
Claims and other expenses paid	—	—	(996,755)	—	(108,084)	—	(1,104,839)
Insurance acquisition cash flows	(213,118)	(47)	—	—	—	—	(213,165)
Investment component	(567,299)	—	567,299	—	—	—	—
Balance as of December 31, 2023	11,301,149	699,071	155,649	5,257	43,237	1,278	12,205,641

(*) Comprises the variation in market interest rate. In 2023, the rates for pension business in US Dollars presented a decrease from 6.472 percent in 2022 to 6.409 percent in 2023; whereas for pension business in soles presented a decrease from 8.139 percent in 2022 to 6.962 percent in 2023; and for pension business in soles VAC presented a decrease, from 4.765 percent in 2022 to 3.722 percent in 2023.

(c) Following is the present value estimates of future cash flows, risk adjustment and the contractual service margin (CSM) for portfolios included in the life insurance unit of insurance contracts issued:

	31.03.2024				31.12.2023
	Estimates of the present value of future cash flows	Risk Adjustment	Contractual Service Margin	Total	Estimates of the present value of future cash flows	Risk Adjustment	Contractual Service Margin	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1	11,072,275	302,764	742,870	12,117,909	10,256,194	277,973	599,799	11,133,966
Changes that relate to current services
Contractual service margin recognized for services provided	—	—	(23,644)	(23,644)	—	—	(80,622)	(80,622)
Risk adjustment recognized for the risk expired	—	(235)	—	(235)	—	(306)	—	(306)
Experience adjustments	(8,219)	—	—	(8,219)	(114,952)	—	—	(114,952)
Changes that relate to future services
Contracts initially recognized in the period	(56,871)	2,464	62,331	7,924	(249,907)	9,441	289,323	48,857
Changes in estimates that adjust the contractual service margin	8,843	(5,052)	(3,791)	—	98,096	609	(98,705)	—
Changes in estimates that do not adjust the contractual service margin	86,417	(38,011)	—	48,406	70,637	17,930	—	88,567
Changes that relate to past services
Adjustments to liabilities for incurred claims	543	—	—	543	2,866	—	—	2,866
Insurance service result	30,713	(40,834)	34,896	24,775	(193,260)	27,674	109,996	(55,590)

Insurance financial expenses	(310,079)	—	10,500	(299,579)	1,471,337	111	37,712	1,509,160
Insurance financial result	142,502	—	10,500	153,002	515,706	111	37,712	553,529
Interest rate effect	(452,581)	—	—	(452,581)	955,631	—	—	955,631

Effect of movements in Exchange rates	9,477	231	237	9,945	(111,021)	(2,994)	(4,637)	(118,652)
Total changes in the statement of income and other comprehensive income	(269,889)	(40,603)	45,633	(264,859)	1,167,056	24,791	143,071	1,334,918
Cash flows	(81,223)	—	—	(81,223)	(350,975)	—	—	(350,975)
Premiums received	199,957	—	—	199,957	749,090	—	—	749,090
Claims and other expenses paid	(256,467)	—	—	(256,467)	(1,008,640)	—	—	(1,008,640)
Insurance acquisition cash flows	(24,713)	—	—	(24,713)	(91,425)	—	—	(91,425)
Balances	10,721,163	262,161	788,503	11,771,827	11,072,275	302,764	742,870	12,117,909

(*) Balance does not include PPA movement of LRC and LIC amounting to S/81,859,000 and S/87,732,000 as of March 31, 2024 and December 31, 2023, respectively.

(d) Following is the CSM composition for insurance contract portfolios for the periods as of March 31, 2024 and December 31, 2023:

	31.03.2024	31.12.2023
	Total Contracts using the fair value approach	Total Contracts using the fair value approach
	S/(000)	S/(000)
Contractual Service Margin as of January 1	742,870	599,799
Changes that relate to current services
Contractual service margin recognized for services provided	(23,644)	(80,622)
Changes that relate to future services
Contracts initially recognized in the period	62,331	289,323
Changes in estimates that adjust the contractual service margin	(3,791)	(98,705)
Insurance service result	34,896	109,996
Insurance financial expenses	10,500	37,712
Effect of movements in exchange difference	237	(4,637)
Total changes in the statement of income	45,633	143,071
Other movements	—	—
Balance	788,503	742,870

(e) Reconciliation of the amount included in net unrealized income for insurance premium reserves. The composition in the fair value reserve for related financial assets measured at fair value through other comprehensive income is disclosed below:

	31.03.2024	31.12.2023
	S/(000)	S/(000)
Cumulative other comprehensive income, opening balance	744,116	1,714,334
Gain (loss) recognized in other comprehensive income in the period	452,581	(955,631)
Rate effect of “Renta Particular” contract (*)	(451)	(14,587)
Others	(725)	—
Cumulative other comprehensive income, closing balance	1,195,521	744,116

(*) Comprises the variation in market interest rate of contracts with investment component recorded in the caption “other accounts payable, provisions and other liabilities”, see Note 8.

13. Equity, net

(a) Capital stock and distribution of dividends -

IFS’s shares are listed on the Lima Stock Exchange and, since July 2019, they are listed also on the New York Stock Exchange. IFS’s shares have no nominal value and their issuance value was US$9.72 per share. As of March 31, 2024 and December 31, 2023, IFS’s capital stock is represented by 115,447,705 subscribed and paid-in common shares.

The General Shareholders’ Meeting of IFS held on March 31, 2023, agreed to distribute dividends charged to profits for the year 2022 for approximately US$136,222,000 (equivalent to approximately S/511,788,000); equivalent to US$1.18 per share, which were paid on May 8, 2023.

(b) Treasury stock -

As of March 31, 2024 and December 31, 2023, the Company and some Subsidiaries hold 967,000 shares issued by IFS, with an acquisition cost equivalent to S/84,309,000.

On March 31, 2023, the General Shareholders of IFS approved the Share Repurchase Program for an amount of up to US$100 million of common shares, which may be carried out simultaneously on the Lima Stock Exchange – BVL and New York Stock Exchange – NYSE, on one or more dates at market value. The program is expected to continue until terminated by the Board of Directors.

Within the framework of this Program, as of the date of this report, Interbank has purchased 938,371 shares, at market values, for the approximate sum of US$21,952,000 (approximately equivalent to S/81,021,000).

On March 29, 2023, Interfondos sold 750 shares for an approximate amount of S/75,000.

(c) Capital surplus -

Corresponds to the difference between the nominal value of the shares issued and their public offerings price, which were performed in 2007 and 2019. Capital surplus is presented net of the expenses incurred and related to the issuance of such shares.

(d) Shareholders’ equity for legal purposes (regulatory capital) -

IFS has no obligation to maintain a minimum capital. As of March 31, 2024 and December 31, 2023, the regulatory capital required for Interbank, Interseguro and Inteligo Bank (a Subsidiary of Inteligo Group Corp.), is calculated based on the separate financial statement of each subsidiary following the accounting standards of their regulators (the SBS or the Central Bank of the Bahamas, in the case of Inteligo Bank).

14. Tax situation

(a) IFS and its Subsidiaries are incorporated and domiciled in the Republic of Panama and the Commonwealth of the Bahamas (see Note 2), and are not subject to any Income Tax, or any other taxes on capital gains, equity or property. The Subsidiaries incorporated and domiciled in Peru (see Note 2) are subject to the Peruvian Tax legislation; see paragraph (c).

Peruvian life insurance companies are exempt from Income Tax regarding the income derived from assets linked to technical reserves for pension insurance and pensions from the Private Pension Fund Administration System; as well as income generated through assets related to life insurance contracts with savings component.

In Peru, all income from Peruvian sources obtained from the direct or indirect sale of shares of stock capital representing participation of legal persons domiciled in the country are subject to income tax. For that purpose, an indirect sale shall be considered to have occurred when shares of stock or ownership interests of a legal entity are sold and this legal entity is not domiciled in the country and, in turn, is the holder — whether directly or through other legal entity or entities — of shares of stock or ownership interests of one or more legal entities domiciled in the country, provided that certain conditions established by law occur.

In this sense, the Act states that an assumption of indirect transfer of shares arises when in any of the 12 months prior to disposal, the market value of shares or participations of the legal person domiciled is equivalent to 50 percent or more of the market value of shares or participations of the legal person non-domiciled. Additionally, as a concurrent condition, it is established that in any period of 12 months shares or participations representing 10 percent or more of the capital of legal persons non-domiciled be disposal.

(b) Legal entities or individuals not domiciled in Peru are subject to an additional tax (equivalent to 5 percent) on dividends received from entities domiciled in Peru. The corresponding tax is withheld by the entity that distributes the dividends. In this regard, since IFS controls the entities that distribute the dividends, it records the amount of the Income Tax on dividends as expense of the financial year of the dividends received. In this sense, as of March 31, 2024 and 2023, the Company has recorded a provision for S/6,814,000 and S/14,456,000, respectively, in the caption “Income Tax” of the interim consolidated statement of income.

(c) IFS’s Subsidiaries incorporated in Peru are subject to the payment of Peruvian taxes; hence, they must calculate their tax expenses on the basis of their separate financial statements. The Income Tax rate as of March 31, 2024 and December 31, 2023, was 29.5 percent, over the taxable income.

(d) The Tax Authority (henceforth “SUNAT”, by its Spanish acronym) is legally entitled to perform tax audit procedures for up to four years subsequent to the date at which the tax return regarding a taxable period must be filed.

Below are the taxable periods subject to inspection by the SUNAT as of March 31, 2024:

- Interbank: Income Tax returns for the years 2020 to 2023, and Value-Added-Tax returns for the years 2018 to 2023.

- Interseguro: Income Tax returns for the years 2019, 2021 ,2022 and 2023, and Value-Added-Tax returns for the years 2019 to 2023.

- Procesos de Medios de Pago: Income Tax returns, and Value-Added-Tax returns for the years 2019 to 2023.

- Izipay: Income Tax returns and Value-Added-Tax returns for the years 2019 to 2023.

Due to the possible interpretations that the SUNAT may have on the legislation in force, it is not possible to determine at this date whether or not the reviews carried out will result in liabilities for the Subsidiaries; therefore, any higher tax or surcharge that may result from possible tax reviews would be applied to the results of the year in which it is determined.

Following is the description of the main ongoing tax procedures and processes for the main Subsidiaries:

Interbank:

Between 2004 and 2010, Interbank received several Tax Determination and Tax Penalty notices corresponding mainly to the Income Tax determination for the fiscal years 2000 to 2006. As a result, claims and appeals were filed and subsequent contentious administrative proceedings were started. The most relevant matter subject to discrepancy with

SUNAT corresponds to whether the “interest in suspense” are subject to Income Tax or not. The tax periods under review and related to the aforementioned discrepancy are detailed below:

- Regarding the income tax for the period 2003, Interbank has presented various appeals on the tax debt contained in the Resolution of Penalty N° 012-002-0011622, thus reducing said penalty from S/69,000,000 to S/25,000,000. In March 2024, the Tax Court decided to revoke the update of the debt contained in said Resolution.

Regarding the advance payments of the income tax for the period 2003, in January 2023, Interbank was notified with a Compliance Resolution that rectified and reduced the tax debt to zero.

- Regarding the advance payments of the income tax for the period 2004, in April 2023, the Tax Administration rectified, through a Resolution, the determination of said payments. In this regard Interbank filed the respective Appeal Recourse and in August 2023, through a Cassation Ruling, Interbank received a favorable result.

- Regarding the income tax and the advance payments of the income tax for the period 2005, in May 2020, the Tax Administration, through a Resolution, increased the tax debt linked to the suspension of interest compensation from S/1,000,000 to S /35,000,000. Interbank has been presenting various appeals, which is pending of pronouncement by the Tax Court.

- Regarding the income tax and the advance payments of the income tax for the period 2006, in February 2021, the Tax Administration, through a Resolution, rejected an excess payment of S/3,500,000 related to litigations about interests in suspense and determined a tax debt of S/23,000,000. In December 2022, the Tax Court revoked the objection for suspended interest, coefficient of payments on account and fines. To date, Interbank is awaiting the Compliance Resolution.

As of March 31, 2024 the tax liability requested for the periods 2000 to 2006 for the interest in suspense and other minor contingencies, amounts to approximately S/124,000,000 which includes the tax, fines and interest arrears, out of which S/86,000,000 corresponded to interest in suspense and S/38,000,000 corresponded to other repairs (as of December 31, 2023, the tax liability amounted to S/124,000,000 and includes taxes, fines, and interest arrears, out of which S/59,000,000 corresponded to interest in suspense and S/65,000,000 corresponded to other repairs).

Regarding the income tax for the period 2010, in 2017, SUNAT closed the audit procedure. Interbank paid the debt under protest and filed a claim recourse. As of today, the procedure has been appealed and it is pending resolution by the Tax Court.

Regarding the income tax for the period 2012, in 2020, Interbank received several Tax Determination and Tax Penalty notices. As of March 31, 2024 and December 31, 2023, the tax debt claimed by the SUNAT with respect to income tax amounted to S/14,400,000. In this regard, Interbank filed diverse Appeal Recourses. SUNAT rejected all these recourses. As of the date of this report, the process is on appeal, pending resolution by the Tax Court.

Regarding the income tax for the period 2013, in 2019, Interbank was notified with a Resolution of the Tax Court being the main concept, the deduction of loan write-offs without proof by the SBS in the income tax return. During 2021, Interbank filed a claim. At the end of 2022, the Tax Court reconfirmed its ruling in the aforementioned Resolution and through Resolution of Coactive Collection notified the payment of the debt for approximately S/62,000,000, which was paid by Interbank on February 2, 2023; however, the process continues in the Judiciary instance. Interbank recorded this payment as account receivable from SUNAT, that was recorded as “Tax paid to recover”, in the caption “Other accounts receivable and other assets, net”; see Note 8(a).

Regarding the income tax for the periods 2014 and 2015, in 2019, SUNAT notified Interbank about the beginning of the definitive audit procedure on Income Tax of both periods. During 2021 and 2022, Interbank filed diverse Appeal Recourses. SUNAT rejected all these recourses. As of March 31, 2024 and December 31, 2023, the tax debt requested in relation to the Income Tax advance payments for the period 2015 and to the application of the additional Income Tax rate of 4.1 percent, amounted to S/14,700,000 and S/14,600,000, respectively.

Regarding the income tax and the advance payments of the income tax for the period 2017, in December 2021, SUNAT notified Interbank about the beginning of the definitive audit procedure on Income Tax and Income Tax advance payments. In this regard, without additional amounts to pay related to Income Tax; however, in November 2022, Interbank filed a claim recourse on other minor concepts, observed by the SUNAT. In June 2023, Interbank was notified with a Resolution that declared the claim recourse unfounded. In July 2023, Interbank filed the respective Appeal, which is pending of pronouncement by the Tax Court.

Regarding the non-domiciled income tax withholdings for the period 2018, in April 2019, SUNAT notified the start of the final audit process for non-domiciled income tax withholdings.

In November 2023, SUNAT notified Interbank the beginning of the inspection process for Income Tax and advance payments of income tax for the period 2018 and resolutions of Penalty issued regarding an alleged infringement of Article 178.1 of the Tax Code for the tax and period indicated. As of March 31, 2024 and December 31, 2023, the tax debt claimed by SUNAT amounts to S/76,000,000 and S/74,000,000, respectively. In December 2023, the respective claim recourse was filed. To date, said recourse is pending resolution by SUNAT.

Interseguro:

In October 2023, SUNAT completed the fiscalization procedure regarding the Income Tax corresponding to the year 2020, without additional observations.

Izipay:

As of March 31, 2024 and December 31, 2023, Izipay maintains carryforward tax losses amounting to S/72,630,670 and S/71,552,053, respectively. In application of current tax regulations, Management opted for system “B” to offset its tax losses. In application of this system, the tax loss can be offset against the net income obtained in the following years, up to 50 percent of said income until they are extinguished; therefore, they do not have an expiration date.

In the opinion of IFS management, its Subsidiaries and its legal advisers, any eventual additional tax would not be significant for the financial statements as of March 31, 2024 and December 31, 2023.

(e) IFS’s Subsidiaries recognize the period’s Income Tax expense using the best estimate of the tax rate. The table below presents the amounts reported in the interim consolidated statements of income:

	For the three-month ended as of March 31,

	2024	2023
	S/(000)	S/(000)
Current – (Income) expense	(30,054)	108,067
Current – Dividend expense	6,814	14,456
Deferred – Expense (income)	64,958	(18,113)
	41,718	104,410

15. Interest income and expenses, and similar accounts

(a)
This caption is comprised of the following:

	31.03.2024	31.03.2023
	S/(000)	S/(000)
Interest and similar income
Interest on loan portfolio	1,294,072	1,271,221
Impact from the modification of contractual cash flows due to the loan rescheduling schemes	4,018	(67,993)
Interest on investments at fair value through other comprehensive income	343,251	308,483
Interest on due from banks and inter-bank funds	98,946	96,680
Interest on investments at amortized cost	48,995	40,723
Dividends on financial instruments	7,595	5,540
Others	3,306	3,381
Total	1,800,183	1,658,035
Interest and similar expenses
Interest and fees on deposits and obligations	(406,445)	(377,533)
Interest and fees on obligations with financial institutions	(129,663)	(88,034)
Interest on bonds, notes and other obligations	(83,628)	(80,268)
Deposit insurance fund fees	(20,575)	(20,127)
Interest on lease payments	(1,637)	(1,421)
Others	(25,083)	(17,168)
Total	(667,031)	(584,551)

16. Fee income from financial services, net

(a)
This caption is comprised of the following:

	31.03.2024	31.03.2023
	S/(000)	S/(000)
Income
Performance obligations at a point in time:
Income from services (acquirer and issuer role) (b)	179,214	177,841
Accounts maintenance, carriage, transfers, and debit and credit card fees	176,430	184,438
Banking service fees	48,660	50,664
Brokerage and custody services	1,799	1,391
Others	7,966	9,973

Performance obligations over time:
Funds management	35,887	36,997
Contingent loans fees	17,409	17,393
Collection services	13,391	16,775
Others	6,141	9,631
Total	486,897	505,103
Expenses
Expenses for services (acquirer and issuer role) (b)	(82,347)	(82,341)
Credit cards	(56,136)	(49,836)
Commissions Mastercard - Visa	(23,719)	(18,460)
Credit life insurance premiums	(18,658)	(16,515)
Local banks fees	(14,964)	(14,123)
Foreign banks fees	(5,660)	(6,190)
Others	(17,156)	(16,320)
Total	(218,640)	(203,785)
Net	268,257	301,318

(b) Corresponds to the management and operation of the shared service of transaction processing of credit and debit cards, for clients of Izipay.

17. Other income and (expenses)

(a)
This caption is comprised of the following:

	31.03.2024	31.03.2023
	S/(000)	S/(000)
Other income
Maintenance, installation and sale of POS equipment	5,968	6,448
Services rendered to third parties	2,303	1,850
Income from ATM rentals	1,319	1,398
Other technical income from insurance operations	1,257	4,733
Profit from sale of property, furniture and equipment (b)	—	15,300
Others	13,179	22,743
Total other income	24,026	52,472
Other expenses
Commissions from insurance activities	(15,242)	(16,238)
Provision for sundry risk	(5,614)	(2,754)
Administrative and tax penalties	(3,229)	(1,661)
Sundry technical insurance expenses	(3,020)	(3,061)
Provision for accounts receivable	(2,947)	(1,166)
Expenses related to rental income	(1,550)	(1,312)
Donations	(1,037)	(1,047)
Cost of sale of POS equipment	(844)	(4,574)
Others	(10,826)	(21,111)
Total other expenses	(44,309)	(52,924)
(b)
As of March 31, 2023, corresponds to the sale of a property made by Interbank to third parties for US$8,552,000 (approximately equivalent to S/32,667,000), with a net disposal cost of S/17,367,000.

18. Result from insurance activities, before expenses

(a) This caption is comprised of the following:

	31.03.2024				31.03.2023
	Massive	Pensions	Life	Total	Massive	Pensions	Life	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Insurance service income -
Contracts measured under BBA and VFA (*):
CSM recognized for services rendered	16,089	810	6,745	23,644	11,253	809	6,672	18,734
Change in Risk adjustment for non-financial risk	561	(59)	(367)	135	336	222	(411)	147
Insurance service expenses and expected claims incurred	17,167	70,046	16,922	104,135	16,327	67,868	14,302	98,497
Recovery of cash for insurance acquisition	1,177	103	2,108	3,388	574	47	1,212	1,833

Contracts measured under PAA:
Premiums assigned to the period	54,247	—	1,201	55,448	53,461	—	1,555	55,016
	89,241	70,900	26,609	186,750	81,951	68,946	23,330	174,227

Insurance service expenses -
Claims incurred expenses and other expenses	(23,662)	(203,933)	(31,476)	(259,071)	(18,730)	(199,707)	(28,495)	(246,932)
Onerous contract losses and loss reversion	5,094	(42,095)	(2,141)	(39,142)	(2,498)	(37,551)	14,046	(26,003)
Amortization of insurance acquisition cash flows	(26,808)	(103)	(2,108)	(29,019)	(28,521)	(47)	(1,212)	(29,780)
Changes to liabilities for incurred claims	(18,065)	120,578	15,628	118,141	(17,160)	119,283	(296)	101,827
	(63,441)	(125,553)	(20,097)	(209,091)	(66,909)	(118,022)	(15,957)	(200,888)
Insurance service results	25,800	(54,653)	6,512	(22,341)	15,042	(49,076)	7,373	(26,661)
Reinsurance income	—	—	—	(1,652)	—	—	—	(942)
Financial result of insurance operations (b)	—	(138,360)	(12,474)	(150,834)	—	(135,555)	(10,393)	(145,948)
Result from insurance activities (**)	25,800	(193,013)	(5,962)	(174,827)	15,042	(184,631)	(3,020)	(173,551)

(*) BBA Method (Building Block Approach) and VFA Method (Variable Fee Approach).

(**) Before expenses attributed to the insurance activity that are presented in the caption “Other expenses” in the consolidated statement of income, and that correspond to salaries and employee benefits, administrative expenses, depreciation and amortization, and other expenses for S/91,497,000 and S/82,280,000 as of March 31, 2024 and 2023, respectively.

(b) The composition of the financial result of insurance operations, is as follows:

	31.03.2024			31.03.2023
	Pensions	Life	Total	Pensions	Life	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial expenses for issued insurance contracts -
Changes in the obligation to pay the fair value holder of the underlying assets of direct participation agreements due to the investment’s return	—	(4,774)	(4,774)	—	(5,159)	(5,159)
Interest credited	(138,446)	(7,753)	(146,199)	(135,049)	(5,194)	(140,243)
Changes in interest rate and other financial hypotheses	87	288	375	(178)	(12)	(190)
Effect of changes in current estimates and in CSM adjustment rates in relation to the rates used in the initial recognition	—	154	154	2	(148)	(146)
	(138,359)	(12,085)	(150,444)	(135,225)	(10,513)	(145,738)

Financial income from insurance contracts -
Interest credited	—	(10)	(10)	(254)	23	(231)
Effect of changes in interest rates and other financial hypotheses	—	(426)	(426)	(76)	73	(3)
Exchange differences	—	—	—	—	—	—
Effect of changes in current estimates and in CSM adjustment rates in relation to the rates used in the initial recognition	—	46	46	—	24	24
	—	(390)	(390)	(330)	120	(210)
Result from insurance activities	(138,359)	(12,475)	(150,834)	(135,555)	(10,393)	(145,948)

19. Earnings per share

The following table presents the calculation of the weighted average number of shares and the basic and diluted earnings per share, determined and calculated based on the earnings attributable to the Group:

	Outstanding shares	Shares considered in computation	Effective days in the year	Weighted average number of shares
	(in thousands)	(in thousands)		(in thousands)
Period 2023
Balance as of January 1, 2023	115,418	115,418	90	115,418
Sale of treasury stock	1	1		—
Balance as of March 31	115,419	115,419		115,418
Net earnings attributable to IFS’s shareholders S/(000)				265,093
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				2.297
Period 2024
Balance as of January 1, 2024	114,480	114,480	90	114,480
Balance as of March 31	114,480	114,480		114,480
Net earnings attributable to IFS’s shareholders S/(000)				140,159
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				1.224

20. Transactions with related parties and affiliated entities

(a) The table below presents the main transactions with related parties and affiliated entities as of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023:

	31.03.2024	31.12.2023
	S/(000)	S/(000)
Assets
Instruments at fair value through profit or loss	100	1,165
Investments at fair value through other comprehensive income	68,749	64,229
Loans, net (b)	1,630,557	1,686,288
Accounts receivable	88,431	87,902
Other assets	8,794	21,260
Liabilities
Deposits and obligations	847,179	1,066,505
Other liabilities	278,869	221,460
Off-balance sheet accounts
Indirect loans (b)	47,318	76,652

	31.03.2024	31.03.2023
	S/(000)	S/(000)
Income (expenses)
Interest and similar income	29,730	21,128
Rental income	7,056	6,296
Interest and similar expenses	(9,336)	(8,618)
Administrative expenses	(7,819)	(9,281)
Others, net	17,125	12,059

(b) As of March 31, 2024 and December 31, 2023, the detail of loans is the following:

	31.03.2024			31.12.2023
	Direct Loans	Indirect Loans	Total	Direct Loans	Indirect Loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Affiliated	1,335,757	14,963	1,350,720	1,389,463	3,557	1,393,020
Associates	294,800	32,355	327,155	296,825	73,095	369,920
	1,630,557	47,318	1,677,875	1,686,288	76,652	1,762,940

(c) As of March 31, 2024 and December 31, 2023, the directors, executives and employees of the Group have been involved in credit transactions with certain subsidiaries of the Group, between the permitted limits by Peruvian law for financial entities. As of March 31, 2024 and December 31, 2023, direct loans to employees, directors and executives amounted to S/210,522,000 and S/209,671,000, respectively; said loans are repaid monthly and bear interest at market rates.

There are no loans to the Group’s directors and key personnel guaranteed with shares of any Subsidiary.

(d) The Group’s key personnel basic remuneration for the three-month periods ended March 31, 2024 and 2023, is presented below:

	31.03.2024	31.03.2023
	S/(000)	S/(000)
Salaries	13,124	11,383
Board of Directors’ compensations	1,015	926
Total	14,139	12,309

(e) As of March 31, 2024 and December 31, 2023, the Group holds participation in different mutual funds that are managed by Interfondos, which are classified as investments at fair value through profit or loss and amount to S/151,000 and S/7,358,000, respectively.

(f) In Management’s opinion, transactions with related companies have been performed under market conditions and within the limits permitted by the SBS.

21. Business segments

The Chief Operating Decision Maker (“CODM”) of IFS is the Chief Executive Officer (“CEO”). The Group presents four operating segments based on products and services, as follows:

Banking -

Mainly loans, credit facilities, deposits and current accounts.

Insurance -

It provides life annuity products with single-premium payment and conventional life insurance products, as well as other retail insurance products.

Wealth management -

It provides brokerage and investment management services. Inteligo serves mainly Peruvian citizens.

Payments -

It provides mainly administration services, operation and processing of credit and debit cards. Taking into account that Izipay became a subsidiary of IFS since April 2022, the results shown for this segment are considered thereafter.

The operating segments monitor the operating results of their business units separately for the purpose of making decisions on the distribution of resources and performance assessment. Segment performance is evaluated based on operating profit or loss and it is measured consistently with operating profit or loss in the consolidated financial statements.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

The following table presents the Group’s financial information by business segments for the three-month periods ended March 31, 2024 and 2023:

	31.03.2024
	Banking	Insurance	Wealth management	Payments	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of income data
Interest and similar income	1,510,385	238,766	48,014	2,931	87	1,800,183
Interest and similar expenses	(596,170)	(42,322)	(27,553)	(1,189)	203	(667,031)
Net interest and similar income	914,215	196,444	20,461	1,742	290	1,133,152
Loss on loans, net of recoveries	(548,785)	—	(156)	—	—	(548,941)
(Loss) recovery due to impairment of financial investments	(26)	(38,925)	248	—	(45)	(38,748)
Net interest and similar income after impairment loss on loans	365,404	157,519	20,553	1,742	245	545,463
Fee income from financial services, net	175,841	(2,540)	38,345	79,936	(23,325)	268,257
Net gain (loss) on sale of financial investments	5,804	(12,404)	(501)	—	—	(7,101)
Other income	112,761	19,361	8,639	8,800	5,270	154,831
Result from insurance activities, before expenses	—	(83,330)	—	—	—	(83,330)
Depreciation and amortization	(75,401)	(5,496)	(2,186)	(15,509)	(5,261)	(103,853)
Other expenses	(412,195)	(91,736)	(35,645)	(62,621)	15,710	(586,487)
Income (loss) before translation result and Income Tax	172,214	(18,626)	29,205	12,348	(7,361)	187,780
Exchange difference	(2,442)	(1,201)	(816)	(365)	(104)	(4,928)
Income Tax	(29,292)	—	(2,391)	(4,994)	(5,041)	(41,718)
Net profit (loss) for the period	140,480	(19,827)	25,998	6,989	(12,506)	141,134
Attributable to:
IFS’s shareholders	140,480	(19,827)	25,998	6,989	(13,481)	140,159
Non-controlling interest	—	—	—	—	975	975
	140,480	(19,827)	25,998	6,989	(12,506)	141,134

	31.03.2023
	Banking	Insurance	Wealth management	Payments	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of income data
Interest and similar income	1,384,594	228,125	43,841	1,708	(233)	1,658,035
Interest and similar expenses	(525,467)	(35,055)	(22,600)	(1,073)	(356)	(584,551)
Net interest and similar income	859,127	193,070	21,241	635	(589)	1,073,484
(Loss) reversal on loans	(367,683)	—	72	—	—	(367,611)
(Loss) recovery due to impairment of financial investments	174	(13,066)	(280)	—	(5)	(13,177)
Net interest and similar income after impairment loss on loans	491,618	180,004	21,033	635	(594)	692,696
Fee income from financial services, net	206,971	(5,085)	39,569	86,412	(26,549)	301,318
Net gain (loss) on sale of financial investments	130	(88)	192	—	—	234
Other income (expenses)	127,172	30,113	(14,407)	7,341	(7,339)	142,880
Result from insurance activities, before expenses	—	(91,271)	—	—	—	(91,271)
Depreciation and amortization	(66,204)	(4,654)	(3,797)	(12,402)	(3,904)	(90,961)
Other expenses	(420,430)	(88,170)	(34,249)	(61,485)	15,178	(589,156)
Income (loss) before translation result and Income Tax	339,257	20,849	8,341	20,501	(23,208)	365,740
Exchange difference	(6,577)	10,432	423	(721)	2,027	5,584
Income Tax	(82,459)	—	(944)	(7,702)	(13,305)	(104,410)
Net profit (loss) for the period	250,221	31,281	7,820	12,078	(34,486)	266,914
Attributable to:
IFS’s shareholders	250,221	31,281	7,820	12,078	(36,307)	265,093
Non-controlling interest	—	—	—	—	1,821	1,821
	250,221	31,281	7,820	12,078	(34,486)	266,914

	31.03.2024
	Banking	Insurance	Wealth management	Payments	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (*)	57,360	37,481	1,104	13,435	—	109,380
Total assets	71,184,000	15,216,258	4,266,660	1,433,787	365,255	92,465,960
Total liabilities	63,388,806	14,627,673	3,322,394	1,177,408	(355,897)	82,160,384

	31.12.2023
	Banking	Insurance	Wealth management	Payments	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (*)	327,513	21,184	6,430	89,646	163	444,936
Total assets	68,437,614	15,225,254	4,374,266	1,196,049	391,596	89,624,779
Total liabilities	60,380,895	14,787,105	3,453,408	946,660	48,610	79,616,678

(*) It includes the purchase of property, furniture and equipment, intangible assets and investment properties.

The distribution of the Group’s total income based on the location of the customer and its assets for the quarter ended March 31, 2024, is S/2,538,526,000 in Peru and S/83,033,000 in Panama (for the quarter ended March 31, 2023, was S/2,423,862,000 in Peru and S/56,618,000 in Panama). The distribution of the Group’s total assets based on the location of the customer and its assets as of March 31, 2024 is S/88,321,847,000 in Peru and S/4,144,113,000 in Panama (for the year ended December 31, 2023, was S/85,387,995,000 in Peru and S/4,236,784,000 in Panama).

22. Financial instruments classification

The financial assets and liabilities of the consolidated statement of financial position as of March 31, 2024 and December 31, 2023, are presented below.

	As of March 31, 2024
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	12,965,022	12,965,022
Inter-bank funds	—	—	—	396,215	396,215
Financial investments	1,616,625	20,541,490	437,324	3,920,460	26,515,899
Loans, net	—	—	—	45,995,444	45,995,444
Due from customers on acceptances	—	—	—	19,194	19,194
Other accounts receivable and other assets, net	163,723	—	—	1,634,032	1,797,755
Reinsurance contract assets	—	—	—	27,839	27,839
	1,780,348	20,541,490	437,324	64,958,206	87,717,368
Financial liabilities
Deposits and obligations	—	—	—	51,099,618	51,099,618
Inter-bank funds	—	—	—	754,678	754,678
Due to banks and correspondents	—	—	—	8,812,058	8,812,058
Bonds, notes and other obligations	—	—	—	5,560,008	5,560,008
Due from customers on acceptances	—	—	—	19,194	19,194
Insurance and reinsurance contract liabilities	—	—	—	11,857,704	11,857,704
Other accounts payable, provisions and other liabilities	178,389	—	—	3,543,918	3,722,307
	178,389	—	—	81,647,178	81,825,567

	As of December 31, 2023
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	9,818,711	9,818,711
Inter-bank funds	—	—	—	524,915	524,915
Financial investments	1,556,540	21,246,569	444,878	3,474,004	26,721,991
Loans, net	—	—	—	46,520,382	46,520,382
Due from customers on acceptances	—	—	—	40,565	40,565
Other accounts receivable and other assets, net	158,101	—	—	1,246,480	1,404,581
Reinsurance contract assets	—	—	—	26,287	26,287
	1,714,641	21,246,569	444,878	61,651,344	85,057,432
Financial liabilities
Deposits and obligations	—	—	—	49,188,234	49,188,234
Inter-bank funds	—	—	—	119,712	119,712
Due to banks and correspondents	—	—	—	9,025,930	9,025,930
Bonds, notes and other obligations	—	—	—	5,551,629	5,551,629
Due from customers on acceptances	—	—	—	40,565	40,565
Insurance and reinsurance contract liabilities	—	—	—	12,207,536	12,207,536
Other accounts payable, provisions and other liabilities	145,395	—	—	3,056,196	3,201,591
	145,395	—	—	79,189,802	79,335,197

23. Financial risk management

It comprises the management of the main risks, that due to the nature of their operations, IFS and its Subsidiaries are exposed to; and correspond to: credit risk, market risk, liquidity risk, insurance risk and real estate risk.

To manage the risks detailed above, every Subsidiary of the Group has a specialized structure and organization in their management, measurement systems, as well as mitigation and coverage processes, according to specific regulatory needs and requirements for the development of its business. The Group and its Subsidiaries, mainly Interbank, Interseguro, Inteligo Bank and Izipay, operate independently but in coordination with the general provisions issued by the Board of Directors and Management of IFS. The Board of Directors and Management of IFS are ultimately responsible for identifying and controlling risks. The Company has an Audit Committee comprised of three independent directors, pursuant to Rule 10A-3 of the Securities Exchange Act of the United States; and one of them is a financial expert according to the regulations of the New York Stock Exchange. The Audit Committee is appointed by the Board of Directors and its main purpose is to monitor and supervise the preparation processes of financial and accounting information, as well as the audits over the financial statements of IFS and its Subsidiaries. Also, the Company has an Internal Audit Division which is responsible for monitoring the key processes and controls to ensure an adequate low risk control according to the standards defined in the Sarbanes Oxley Act.

A full description of the Group’s financial risk management is presented in Note 29 “Financial risk management” of the Annual Consolidated Financial Statements; following is presented the financial information related to credit risk management for the loan portfolio, offsetting of financial assets and liabilities, and foreign exchange risk.

(a) Credit risk management for loans -

Interbank’s loan portfolio is segmented into homogeneous groups that shared similar credit risk characteristics. These groups are: (i) Retail Banking (credit card, mortgage, payroll loan, consumer loan and vehicular loan), (ii) Small Business Banking (segments S1, S2 and S3), and (iii) Commercial Banking (corporate, institutional, companies and real estate). In addition, at Inteligo Bank, the internal model developed (scorecard) assigns 5 levels of credit risk classified as follows: low risk, medium low risk, medium risk, medium high risk, and high risk. These categories are described in Note 29.1(d) of the audited Annual Consolidated Financial Statements.

Additionally, as consequence of the political, economic and social context that arose during the years 2022 and 2021, see note 1(b), and the high uncertainty of the intensity of the El Niño event in the year 2023, the behavior and performance of the expected credit losses of the retail and commercial clients has been affected, thus requiring a greater monitoring of results, which has also implied to perform certain subsequent adjustments to the expected loss model to be able to capture the effects of the current situation, which has generated a high level of uncertainty in the estimation of the loans expected loss.

In compliance with the policy of monitoring the Group’s credit risk, during 2023 Interbank performed the recalibration process of its risk parameters for the calculation of the expected credit losses.

The Group structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to one borrower or groups of borrowers, geographical and industry segments. Said risks are monitored on a revolving basis and subject to continuous review.

(b) Offsetting of financial assets and liabilities -

The information contained in the tables below includes financial assets and liabilities that:

- Are offset in the statement of financial position of the Group; or

- Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, regardless of whether they are offset in the consolidated statement of financial position or not.

Similar arrangements of the Group include derivatives clearing agreements. Financial instruments such as loans and deposits are not disclosed in the following tables since they are not offset in the interim consolidated statement of financial position.

The offsetting framework agreement issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the statement of financial position, because of such agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the

Group and its counterparties do not intend to settle such instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and delivers guarantees in the form of cash with respect to transactions with derivatives; see Note 4.

(b.1) Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements as of March 31, 2024 and December 31, 2023, are presented below:

				Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities and offset in the consolidated statement of financial position	Net amounts of financial assets presented in the consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of March 31, 2024
Derivatives, Note 8(b)	163,723	—	163,723	(72,197)	(20,746)	70,780
Total	163,723	—	163,723	(72,197)	(20,746)	70,780
As of December 31, 2023
Derivatives, Note 8(b)	158,101	—	158,101	(65,099)	(9,755)	83,247
Total	158,101	—	158,101	(65,099)	(9,755)	83,247

(b.2) Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of March 31, 2024 and December 31, 2023, are presented below:

				Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets and offset in the consolidated statement of financial position	Net amounts of financial liabilities presented in the consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees pledged, Note 4(d)	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of March 31, 2024
Derivatives, Note 8(b)	178,389	—	178,389	(72,197)	(33,828)	72,364
Total	178,389	—	178,389	(72,197)	(33,828)	72,364
As of December 31, 2023
Derivatives, Note 8(b)	145,395	—	145,395	(65,099)	(24,725)	55,571
Total	145,395	—	145,395	(65,099)	(24,725)	55,571

(c) Foreign exchange risk -

The Group is exposed to fluctuations in the exchange rates of the foreign currency prevailing in its financial position and cash flows. Management sets limits on the levels of exposure by currency and total daily and overnight positions, which are monitored daily. Most of the assets and liabilities in foreign currency are stated in US Dollars. Transactions in foreign currency are made at the exchange rates of free market.

As of March 31, 2024, the weighted average exchange rate of free market published by the SBS for transactions in US Dollars was S/3.714 per US$1 bid and S/3.721 per US$1 ask (S/3.705 and S/3.713 as of December 31, 2023, respectively). As of March31, 2024, the exchange rate for the accounting of asset and liability accounts in foreign currency set by the SBS was S/3.718 per US$1 (S/3.709 as of December 31, 2023).

The table below presents the detail of the Group’s position:

	As of March 31, 2024
	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	8,664,382	4,000,543	300,097	12,965,022
Inter-bank funds	186,038	210,177	—	396,215
Financial investments	7,315,048	19,152,706	48,145	26,515,899
Loans, net	13,548,525	32,446,919	—	45,995,444
Due from customers on acceptances	19,194	—	—	19,194
Other accounts receivable and other assets, net	297,107	1,497,974	2,674	1,797,755
Reinsurance contract assets	—	27,839	—	27,839
	30,030,294	57,336,158	350,916	87,717,368
Liabilities
Deposits and obligations	19,428,124	31,185,320	486,174	51,099,618
Inter-bank funds	327,419	427,259	—	754,678
Due to banks and correspondents	2,105,996	6,706,062	—	8,812,058
Bonds, notes and other obligations	5,061,928	498,080	—	5,560,008
Due from customers on acceptances	19,194	—	—	19,194
Insurance and reinsurance contract liabilities	4,128,559	7,729,145	—	11,857,704
Other accounts payable, provisions and other liabilities	1,375,016	2,344,283	3,008	3,722,307
	32,446,236	48,890,149	489,182	81,825,567
Forwards position, net	(1,424,393)	1,241,908	182,485	—
Currency swaps position, net	1,623,200	(1,623,200)	—	—
Cross currency swaps position, net	2,194,190	(2,194,190)	—	—
Options position, net	(106)	106	—	—
Monetary position, net	(23,051)	5,870,633	44,219	5,891,801

	As of December 31, 2023
	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	6,745,220	2,710,275	363,216	9,818,711
Inter-bank funds	55,660	469,255	—	524,915
Financial investments	7,090,138	19,569,726	62,127	26,721,991
Loans, net	14,131,543	32,388,839	—	46,520,382
Due from customers on acceptances	40,565	—	—	40,565
Other accounts receivable and other assets, net	242,935	1,161,624	22	1,404,581
Reinsurance contract assets	166	26,121	—	26,287
	28,306,227	56,325,840	425,365	85,057,432
Liabilities
Deposits and obligations	18,277,393	30,420,832	490,009	49,188,234
Inter-bank funds	63,081	56,631	—	119,712
Due to banks and correspondents	2,342,325	6,683,605	—	9,025,930
Bonds, notes and other obligations	5,049,942	501,687	—	5,551,629
Due from customers on acceptances	40,565	—	—	40,565
Insurance and reinsurance contract liabilities	3,997,075	8,210,461	—	12,207,536
Other accounts payable, provisions and other liabilities	1,272,832	1,928,716	43	3,201,591
	31,043,213	47,801,932	490,052	79,335,197
Forwards position, net	(631,449)	505,661	125,788	—
Currency swaps position, net	951,864	(951,864)	—	—
Cross currency swaps position, net	2,430,155	(2,430,155)	—	—
Options position, net	(51)	51	—	—
Monetary position, net	13,533	5,647,601	61,101	5,722,235

As of March 31, 2024, the Group granted indirect loans (contingent operations) in foreign currency for approximately US$706,088,000, equivalent to S/2,625,235,000 (US$741,882,000, equivalent to S/2,751,640,000 as of December 31, 2023).

24. Fair value

(a) Financial instruments measured at their fair value and fair value hierarchy -

The following table presents an analysis of the financial instruments that are measured at their fair value, including the level of hierarchy of fair value. The amounts are based on the balances presented in the consolidated statement of financial position:

	As of March 31, 2024
	Level 1	Level 2	Level 3	Total
Financial assets	S/(000)	S/(000)	S/(000)	S/(000)
Financial investments
At fair value through profit or loss (*)	316,370	374,867	925,388	1,616,625
Debt instruments measured at fair value through other comprehensive income	12,159,768	8,169,773	—	20,329,541
Equity instruments measured at fair value through other comprehensive income	389,362	10,781	37,181	437,324
Derivatives receivable	—	163,723	—	163,723
	12,865,500	8,719,144	962,569	22,547,213
Accrued interest				211,949
Total financial assets				22,759,162
Financial liabilities
Derivatives payable	—	178,389	—	178,389

	As of December 31, 2023
	Level 1	Level 2	Level 3	Total
Financial assets	S/(000)	S/(000)	S/(000)	S/(000)
Financial investments
At fair value through profit or loss (*)	329,609	344,155	882,776	1,556,540
Debt instruments measured at fair value through other comprehensive income	11,779,535	9,132,649	—	20,912,184
Equity instruments measured at fair value through other comprehensive income	397,247	10,541	37,090	444,878
Derivatives receivable	—	158,101	—	158,101
	12,506,391	9,645,446	919,866	23,071,703
Accrued interest				334,385
Total financial assets				23,406,088
Financial liabilities
Derivatives payable	—	145,395	—	145,395

(*) As of March 31, 2024 and December 31, 2023, correspond mainly to participations in mutual funds and investment funds.

Financial assets included in Level 1 are those measured on the basis of information that is available on the market, to the extent that their quoted prices reflect an active and liquid market and that are available in some centralized trading mechanism, trading agent, price supplier or regulatory entity.

Financial instruments included in Level 2 are valued based on the market prices of other instruments with similar characteristics or with financial valuation models based on information of variables observable in the market (interest rate curves, price vectors, etc.).

Financial assets included in Level 3 are valued by using assumptions and data that do not correspond to prices of operations traded on the market. The valuation requires Management to make certain assumptions about the model variables and data, including the forecast of cash flow, discount rate, credit risk and volatility.

During 2024, there were transfers of certain financial instruments from Level 2 to Level 1 for an amount of S/40,070,000. During 2024 and 2023, there were no transfers of financial instruments to or from level 3 to level 1 or level 2.

The table below includes a reconciliation of fair value measurement of financial instruments classified by the Group within Level 3 of the valuation hierarchy:

	31.03.2024	31.12.2023
	S/(000)	S/(000)
Initial balance as of January 1	919,866	977,835
Purchases	26,847	85,777
Sales	(8,436)	(35,625)
Gain (loss) recognized on the consolidated statement of income	24,292	(108,121)
Ending balance	962,569	919,866

(b) Financial instruments not measured at their fair value -

The table below presents the disclosure of the comparison between the carrying amounts and fair values of the Group’s financial instruments that are not measured at their fair value, presented by level of fair value hierarchy:

	As of March 31, 2024					As of December 31, 2023
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	—	12,965,022	—	12,965,022	12,965,022	—	9,818,711	—	9,818,711	9,818,711
Inter-bank funds	—	396,215	—	396,215	396,215	—	524,915	—	524,915	524,915
Investments at amortized cost	3,447,740	274,509	—	3,722,249	3,920,460	3,277,672	80,042	—	3,357,714	3,474,004
Loans, net	—	44,607,102	—	44,607,102	45,995,444	—	44,737,995	—	44,737,995	46,520,382
Due from customers on acceptances	—	19,194	—	19,194	19,194	—	40,565	—	40,565	40,565
Other accounts receivable and other assets, net	—	1,634,032	—	1,634,032	1,634,032	—	1,246,480	—	1,246,480	1,246,480
Reinsurance contract assets	—	27,839	—	27,839	27,839	—	26,287	—	26,287	26,287
Total	3,447,740	59,923,913	—	63,371,653	64,958,206	3,277,672	56,474,995	—	59,752,667	61,651,344
Liabilities
Deposits and obligations	—	51,114,990	—	51,114,990	51,099,618	—	49,394,868	—	49,394,868	49,188,234
Inter-bank funds	—	754,678	—	754,678	754,678	—	119,712	—	119,712	119,712
Due to banks and correspondents	—	8,882,979	—	8,882,979	8,812,058	—	9,028,209	—	9,028,209	9,025,930
Bonds, notes and other obligations	4,994,016	410,219	—	5,404,235	5,560,008	4,587,631	708,643	—	5,296,274	5,551,629
Due from customers on acceptances	—	19,194	—	19,194	19,194	—	40,565	—	40,565	40,565
Insurance and reinsurance contract liabilities	—	11,857,704	—	11,857,704	11,857,704	—	12,207,536	—	12,207,536	12,207,536
Other accounts payable and other liabilities	—	3,543,918	—	3,543,918	3,543,918	—	3,056,196	—	3,056,196	3,056,196
Total	4,994,016	76,583,682	—	81,577,698	81,647,178	4,587,631	74,555,729	—	79,143,360	79,189,802

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of each financial instrument and they include the following:

(i) Long-term fixed-rate and variable-rate loans are assessed by the Group based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the estimated losses of these loans. As of March 31, 2024 and December 31, 2023, the book value of loans, net of allowances, was not significantly different from the calculated fair values.

(ii) Instruments whose fair value approximates their book value: For financial assets and financial liabilities that are liquid or have short-term maturity (less than 3 months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable-rate financial instruments.

(iii) Fixed-rate financial instruments: The fair value of fixed-rate financial assets and financial liabilities at amortized cost is determined by comparing market interest rates when they were first recognized with current market rates related to similar financial instruments for their remaining term to maturity. The fair value of fixed interest rate deposits is based on discounted cash flows using market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued, the fair value is determined based on quoted market prices. When quotations are not available, a discounted cash flow model is used based on the yield curve of the appropriate interest rate for the remaining term to maturity.

25. Fiduciary activities and management of funds

The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held as trust are not included in the consolidated financial statements.

As of March 31, 2024 and December 31, 2023, the value of the managed off-balance sheet financial assets is as follows:

	31.03.2024	31.12.2023
	S/(000)	S/(000)
Investment funds	18,071,068	17,829,262
Mutual funds	5,953,643	5,352,241
Total	24,024,711	23,181,503

26. Subsequent event

The General Shareholders’ Meeting of IFS held on April 1, 2024, agreed to distribute dividends charged to profits for the year 2023 for approximately US$115,443,000 (equivalent to approximately S/427,369,000); equivalent to US$1.00 per share, which were paid on April 29, 2024.